ANNUAL REPORT

2006


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Richardson Electronics

Engineered Solutions

Richardson Electronics

Company at a Glance

Richardson Electronics, Ltd. is a global provider of engineered solutions, serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics.

Table of Contents

To Our Stockholders

I am pleased to report that sales in fiscal 2006 were $637.9 million, up over 10% from the previous year to establish a new record for the Company. The Company ended its year with a strong fourth quarter as sales climbed to $171.8 million, a 16.7% increase from the same period a year earlier and 8.7% higher than any other quarter in our history. Sales growth was led by the RF, Wireless & Power Division (RFPD) which had annual sales of $334.1 million, up 12.8% from the previous year. The Display Systems Group (DSG) also posted excellent sales growth at $95.0 million, up 21.7% from the previous year, which included the acquisition of ACT Kern in Germany. The Security Systems Division's (SSD) annual sales increased to $108.8 million, up 3.1% from the previous year. The Electron Device Group (EDG) had annual sales of $94.4 million, up 2.5% from the previous year. The majority of EDG's sales come from our legacy electron tube business. The gross margin for EDG continues to be the highest in the Company at 32.2% for fiscal 2006. Overall, our gross margin increased nearly a full point to 24.4% in fiscal 2006 from 23.5% in the previous year.

Sales in all geographic regions grew significantly in fiscal 2006. Our sales in Asia were $148.0 million, up 18.6% over the previous year. Within Asia, the increase was led by sales growth in Korea which ended the year at $43.5 million, up 35.4% from the previous year. Sales in China continued to improve by finishing the year at $43.3 million, up 7.2% from the previous year. More importantly, gross margin from sales in China increased to 21.6% in fiscal 2006 as compared to 18.7% in the previous year. Sales in Southeast Asia finished the year at $23.5 million, up 29.3%. Sales in Europe for fiscal 2006 were $140.9 million, up 13.7% from the previous year. Sales in North America were at $319.4 million, up 5.2%. Sales in Latin America improved to $24.3 million, up 13.9%.

There is no question that our engineered solutions strategy is extremely well received both by our customers and vendor partners alike as our top line growth in all the markets we serve continues to outpace the industry. In addition, our gross margin continues to improve as the percentage of engineered solutions business increases annually.

We began our international expansion in the early 1980s with the establishment of our first foreign subsidiary in the United Kingdom. In fiscal 2006, over 62% of our sales came from outside of the United States. Today, we have 23 foreign operating subsidiaries with 70 sales locations, shipping material from 30 warehouses around the world in 30 different currencies. Over the years, this infrastructure has become increasingly expensive.

In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we have now begun to implement a global restructuring plan. This plan is intended to substantially reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization with a goal of substantially increasing profits.

Over the next fiscal year, we will be implementing a more tax-effective supply chain structure for Europe. This process will include installing a centralized inventory hub structure in Europe that will be managed by a third party logistics firm to ultimately service all European inventory for RFPD and EDG. The goal of this change is to dramatically improve customer service, increase the focus on sales, optimize inventory management, and reduce the Company's logistics expense.

In Latin America, a significant number of our customers are multinational companies based in the United States that have operations in Mexico and Colombia. The sales organization in Mexico and Colombia will be restructured as support offices with all major customer decisions being handled from the United States. We will be closing warehouses in Mexico and Colombia and begin to handle all customer shipments from our warehouses located in the United States. In addition, our facilities in Brazil will be downsized and the Brazil warehouse will be used as a central hub for Latin America. These changes are expected to better align our revenue with our operating costs. We plan to have the restructuring in Latin America completed by the end of the fiscal year.

We are also implementing a tax-effective supply chain structure for our operations in Asia. This will include establishing centralized warehouse operations to service our Asian customers, eliminating weekly consolidated shipments from the United States to Asia, and beginning to localize purchasing and inventory control. These changes are intended to improve customer service and eliminate costly multiple shipments of material.

In addition, in other areas, we are in the process of reducing the total workforce by approximately 35 employees which includes eliminating and restructuring several layers of management. In North America, we have eliminated layers of sales management, reduced the number of inside sales locations, and reduced the number of regions and associated management. We are consolidating several of our engineering centers and have begun to outsource more of our manufacturing.

The total restructuring plan is estimated to save the Company $8.5 million on an annual basis. The total restructuring and severance costs to implement the plan are estimated to be $6.0 million, of which $2.7 million of severance costs were recorded in the fourth quarter of fiscal 2006 and the balance will be incurred in fiscal 2007 as the plan is implemented. We expect to realize the full impact of the cost savings from the restructuring plan in fiscal 2008.

Thank you for your continued investment in Richardson Electronics.

Edward J. Richardson
Chairman of the Board, Chief Executive Officer
and President

RF, Wireless & Power Division

The RF, Wireless & Power Division (RFPD) continues to lead the wireless communication revolution. With more and more of the applications in people's everyday lives going wireless, RFPD has the products, capabilities and expertise to support the five key growing markets throughout the world: Infrastructure, Wireless Networks, Digital Broadcasting, Defense, and Power Conversion.

Combining global design capabilities with local support from over 70 worldwide locations, RFPD has a strong, unique business model:

- Many exclusive partnerships with the top technology developers in the RF and Wireless Communications industry help make Richardson the world leader in new product introductions.
- Strategically positioned Design Centers and alliance partners in Asia, Europe and North America ensure quick response and real time consultations wherever our customers may be.
- Complete engineering and technical support for design-in components and custom-engineered solutions help RFPD customers reduce time to market and lower development costs.
- A worldwide technical sales force provides application support for new designs and Engineered Solutions products from prototype to production.

RFPD again gained market share in fiscal 2006, continuing a five-year trend. Long-term, global, exclusive agreements with leading component manufacturers and our unique business model led to increased sales and revenues for Richardson and our suppliers.

In fiscal 2006, RFPD continued to enhance our capabilities throughout the world. We added several key suppliers (including Mimix Broadband, TeraVicta Technologies and Radiotronix) and increased the number of field application engineers. We added alliance partners where most designs originate. We opened new offices in China and India to support our fastest growing markets in Asia Pacific. Sales of Engineered Solutions also continue to grow, as the demand for niche products from manufacturing customers remains strong.

Heading into fiscal 2007, RFPD believes strongly that our growth will continue. We have the highest number of design registrations in our history. We are actively supporting growing markets like WiMAX and global implementation of communication infrastructure to support the continuously growing wireless subscriber base. With the implementation of 3G Protocol (called TS-CDMA) throughout China, we are active with a number of base station suppliers for wireless communication.

RFPD strongly believes that our strategic plan and strategic investments to enhance our business infrastructure will lead RFPD to continued profitability and record profits in fiscal 2007.



Electron Device Group



The Electron Device Group (EDG) distributes and manufactures high-power, high-frequency electronic components for the Industrial Heating, Laser, Semiconductor Equipment and Industrial/Broadcast MRO markets.

Our primary customers in these markets are leading original equipment manufacturers (OEMs) and end users (MRO). EDG leverages its broad engineering and manufacturing expertise; deep knowledge of high-power, high-frequency applications; and strong relationships with a diverse, global customer base to deliver unique, Engineered Solutions.

Our sales engineers work with customers to understand their unique technology requirements, then partner with leading OEMs to design components into customers' applications. By reducing time to market and lowering production costs, our Engineered Solutions model helps EDG drive growth for both customers and suppliers.

In addition to stocking critical components for niche markets and providing expert assistance in selecting replacement products and alternatives, EDG offers customers complete engineering and manufacturing services, including:

- High-power, high-frequency designs
- Customization of standard products
- System integration
- Retrofitting
- Special testing/matching

In fiscal 2006, EDG launched two major initiatives. In order to capitalize on its strength in the semiconductor equipment market, EDG completed a restructuring of its product management and manufacturing operations. This restructuring positioned Richardson to further penetrate the OEM and end-user markets through increased engineering support and new product development. The second major initiative focused on lowering product acquisition cost for the broadcast and industrial tube products. EDG has developed a new market for vacuum tubes that combine low-cost country manufacturing with state-of-the-art technology and processing.

These initiatives proved to be successful, helping make EDG Richardson's most profitable division in fiscal 2006. Thanks, in part, to a strong year for semiconductor OEMs, sales of EDG products experienced considerable growth. Though a relatively stable market, EDG was able to capture market share from the competition.

EDG is looking forward to another strong year in fiscal 2007, as we reap the benefits of our restructuring. We will be evaluating our strategic alliances with fabricators and developing new products and services for end user customers. We are confident these strategies will deliver continued global sales growth and increased market share for EDG.

Display Systems Group

The Display Systems Group (DSG) is a global provider of integrated display systems and products to the Financial, Industrial, Healthcare, and Public Information markets. Utilizing our engineering and manufacturing expertise, DSG offers a wide range of custom solutions for OEMs, resellers and end-users.

Our in-house design and integration capabilities allow customers to add a wide range of customized features to liquid crystal display (LCD), plasma, and cathode ray tube (CRT) monitors, including Bezels, NEMA Enclosures, Video Controllers, Protective and Privacy Panels, and Touch Screens.

To meet the needs of our growing, global customer base, DSG operates Technology Integration Centers in North America and Europe, along with procurement offices and manufacturing plants throughout Asia. DSG also offers post sale support and extended warranty programs with our comprehensive TekLink support services.

Fiscal 2006 was marked by two important acquisitions for DSG :

- A.C.T. Kern GmbH & Co. KG, one of the leading display technology companies in Europe, gives DSG the technical resources to expand our display solutions business on a global basis.
- Image Systems Corp., a specialty supplier of displays, display controllers and calibration software, solidifies Richardson's broad portfolio of display-based solutions for the Healthcare and Industrial markets.

Fiscal 2006 also saw the opening of the new 40,000 sq. ft. Pixelink building in Marlboro, Massachusetts. This state-of-the-art facility features clean rooms, an environmental test chamber and Electro-Static Discharge (ESD) protection throughout the lab, helping produce high yields and a high quality standard.

Beginning in fiscal 2006, DSG began expanding our unique medical imaging display solutions beyond Picture Archiving and Communication System (PACS) applications. We look to continue our growth in the Healthcare market in fiscal 2007. Our goal is to create more design-in opportunities for DSG products by strengthening our relationships with medical technology OEMs.

As display technologies evolve, so do our customers' imaginations. DSG is introducing a line of multi-view 3D displays, which allow viewers to experience realistic 3D without wearing special glasses. We are also partnering with content suppliers to create a dynamic 3D retail experience for consumers.

DSG is positioned to be more efficient and more competitive in fiscal 2007. With the acquisition of key resources, capital investments to enhance our core capabilities and a strategic focus on key markets, DSG will continue to lead the way in delivering custom solutions to the diverse display marketplace.



SA
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S

Security Systems Division

The Security Systems Division (SSD) is a global provider of closed circuit television (CCTV), fire, burglary, access control, sound and communications products and accessories for the residential, commercial and government markets. SSD products are also utilized in industrial applications, mobile video and traffic management. Our products are sold in the US, Latin America and Europe under the Richardson Electronics name and as Burtek Systems in the US and Canada.

SSD specializes in design-in support, offering extensive expertise in applications requiring digital technology and helping dealers manage the convergence of security and IT. As a global leader and provider of engineered solutions, SSD has built a business model that leverages our people, partnerships and products:

- Our workforce is one of the most highly trained and experienced in the industry. They not only help integrators qualify their end-user requirements, but also design customized solutions. Providing this level of service, technical support and training has helped position SSD as a market leader with both customers and vendors.
- Our focus on meeting the product and service demands of thousands of customers, both domestically and internationally, allows SSD to provide our global customers with the most expansive selection of cost-effective engineered solutions within the security industry. Our customers count on us to stay abreast of new products and industry trends, and to develop the skills required to provide them with complete solutions.
- Our suppliers trust SSD to stock an extensive line of name brand products and to help market them to dealers and integrators. We partner with more than 100 of the world's leading CCTV, sound, fire, burglary and access control vendors. And we also support our own private label brands: National Electronics™, Capture®, Elite National Electronics™, and AudioTrak®.

Continued global sales and marketing focus on these private label brands has enabled SSD's annual revenues to contribute to Richardson's financial success. SSD set the stage for improved sales and profitability in fiscal 2005, by organizing global marketing and operations teams under the leadership of Burtek's senior management team. At the end of fiscal 2006, SSD further capitalized on Burtek's strong brand recognition and positive reputation by re-branding its US branches as Burtek Systems.

In the coming year, SSD will strengthen our infrastructure, add new product lines and technological families, and provide value-added services to our global market. SSD will continue to develop strategic partnerships with technology companies who offer exclusive relationships and joint venture opportunities. We will also continue to add outside sales resources focused on building demand for network solutions. We expect the combination of these activities will move SSD to the forefront of the market and facilitate continued growth.


Audio
CCTV
Access

Five-Year Financial Review

(in thousands, except per share amounts)

This information should be read in conjunction with the Company's consolidated financial statements, accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

	Fiscal Year Ended[1]				
Statement of Operations Data	2006[2]	2005[3]	2004[4]	2003[5]	2002
Net sales	$ 637,940	$ 578,724	$ 519,823	$ 464,381	$ 443,415
Cost of sales	482,171	442,730	393,101	364,918	349,914
Gross profit	155,769	135,994	126,722	99,463	93,501
Selling, general and administrative expenses [6]	139,640	129,747	107,968	100,613	98,993
(Gain) loss on disposal of assets[7]	3	(9,918)	579	—	—
Other expense, net	10,550	7,582	10,258	9,700	13,601
Income (loss) before income taxes	5,576	8,583	7,917	(10,850)	(19,093)
Income tax (benefit) provision	8,218	24,600	2,385	(1,968)	(6,206)
Income (loss) before cumulative effect of accounting change	(2,642)	(16,017)	5,532	(8,882)	(12,887)
Cumulative effect of accounting change, net of tax[8]	—	—	—	(17,862)	—
Net income (loss)	$ (2,642)	$ (16,017)	$ 5,532	$ (26,744)	$ (12,887)
Net income (loss) per common share - basic					
Before cumulative effect of accounting change	$ (0.15)	$ (0.96)	$ 0.40	$ (0.66)	$ (0.97)
Cumulative effect of accounting change, net of tax	—	—	—	(1.32)	—
Net income (loss) per common share - basic	$ (0.15)	$ (0.96)	$ 0.40	$ (1.98)	$ (0.97)
Net income (loss) per Class B common share - basic					
Before cumulative effect of accounting change	$ (0.14)	$ (0.87)	$ 0.36	$ (0.59)	$ (0.87)
Cumulative effect of accounting change, net of tax	—	—	—	(1.19)	—
Net income (loss) per Class B common share - diluted	$ (0.14)	$ (0.87)	$ 0.36	$ (1.78)	$ (0.87)
Net income (loss) per common share - diluted					
Before cumulative effect of accounting change	$ (0.15)	$ (0.96)	$ 0.38	$ (0.66)	$ (0.97)
Cumulative effect of accounting change, net of tax	—	—	—	(1.32)	—
Net income (loss) per common share - diluted	$ (0.15)	$ (0.96)	$ 0.38	$ (1.98)	$ (0.97)
Net income (loss) per Class B common share - diluted					
Before cumulative effect of accounting change	$ (0.14)	$ (0.87)	$ 0.36	$ (0.59)	$ (0.87)
Cumulative effect of accounting change, net of tax	—	—	—	(1.19)	—
Net income (loss) per Class B common share - diluted	$ (0.14)	$ (0.87)	$ 0.36	$ (1.78)	$ (0.87)
Dividends per common share	$ 0.160	$ 0.160	$ 0.160	$ 0.160	$ 0.160
Dividends per Class B common share[9]	$ 0.144	$ 0.144	$ 0.144	$ 0.144	$ 0.144

	Fiscal Year Ended				
Net Sales by Strategic Business Unit [10]	2006	2005	2004	2003	2002
RF, Wireless & Power Division (RFPD)	$ 334,131	$ 296,334	$ 256,270	$ 222,599	$ 197,103
Electron Device Group (EDG)	94,443	92,174	87,856	77,336	79,884
Security Systems Division (SSD)	108,843	105,581	101,979	92,090	85,087
Display Systems Group (DSG)	95,010	78,078	66,452	64,191	60,697
Medical Glassware (MG)	—	—	—	—	12,940
Corporate[11]	5,513	6,557	7,266	8,165	7,704
Consolidated	$ 637,940	$ 578,724	$ 519,823	$ 464,381	$ 443,415

	Fiscal Year Ended				
Balance Sheet Data	2006	2005	2004	2003	2002
Cash	$ 17,010	$ 24,301	$ 16,572	$ 16,611	$ 15,189
Working capital	158,231	153,840	172,593	178,525	187,972
Property, plant and equipment, net	32,357	31,712	30,534	30,810	29,336
Total assets	309,299	283,940	281,035	267,293	286,783
Current maturities of long-term debt	14,016	22,305	4,027	46	38
Long-term debt	112,792	98,028	133,813	138,396	132,218
Stockholders' equity	98,240	97,396	86,181	77,606	101,917

(1) Fiscal Year - The Company's fiscal year ends on the Saturday nearest the end of May. Each of the fiscal years presented contains 52/53 weeks. All references herein for the years 2006, 2005, 2004, 2003, and 2002 represent the fiscal years ended June 3, 2006, May 28, 2005, May 29, 2004, May 31, 2003, and June 1, 2002, respectively.
(2) In the third quarter of fiscal 2005, the Company recorded a $2.2 million restructuring charge to selling, general and administrative expenses as the Company terminated over 60 employees. In addition, the Company recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to its deferred tax assets in the United States ($15.9 million) and outside the United States ($0.8 million).
(3) The Company recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to its deferred tax assets outside the United States.
(4) In the fourth quarter of fiscal 2003, the Company recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as the Company eliminated over 70 positions or approximately 6% of its workforce. In addition, the Company recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to its deferred tax assets outside the United States.
(5) In the third quarter of fiscal 2002, the Company recorded a $4.6 million loss ($2.9 million net of tax) related to the disposition of its medical glassware business. In the fourth quarter of fiscal 2002, the Company recorded a $15.3 million charge ($9.8 million net of tax) primarily related to inventory obsolescence.
(6) During the fourth quarter of fiscal 2006, the Company recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable.
(7) In the fourth quarter of fiscal 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.
(8) In the second quarter of fiscal 2003, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" and as a result recorded a cumulative effect of accounting change of $17.9 million ($3.7 million, net of tax) to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, the Company no longer amortizes goodwill. Income (loss) before income taxes included goodwill amortization of $0.6 million in fiscal 2002.
(9) The dividend per Class B common share was 90% of the dividend per common share.
(10) Certain amounts in prior periods were reclassified to conform to the fiscal 2006 presentation. The modification includes the reorganization of RFPD (formerly RFWC) and EDG (formerly IPG) in the second quarter of fiscal 2006.
(11) Includes freight billed to customers, other non-specific net sales, and customer cash discounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, security, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company is committed to a strategy of providing specialized technical expertise and value-added products, or "engineered solutions," in response to customers' needs. These solutions consist of products which the Company manufactures or modifies and products which are manufactured to its specifications by independent manufacturers under the Company's own private labels. Additionally, the Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for its customers' end products. Design-in support includes component modifications or the identification of lower-cost product alternatives or complementary products.

The Company's products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording, or alarm devices in a variety of industrial, communication, and security applications.

In June 2005, the Company acquired A.C.T. Kern GmbH & Co. KG (Kern) located in Germany. The cash paid for Kern was $6.6 million, net of cash acquired. Kern is one of the leading display technology companies in Europe with worldwide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses, and other industries. In addition, in October 2005, the Company acquired certain assets of Image Systems Corporation (Image Systems), a subsidiary of Communications Systems, Inc. in Hector, Minnesota, which is a specialty supplier of displays, display controllers, and calibration software for the healthcare market. The initial cash outlay for Image Systems was $0.2 million. Both Kern and Image Systems were integrated into the Display Systems Group.

In an effort to reduce the Company's global operating costs related to logistics, selling, general, and administrative expenses and to better align its operating and tax structure on a global basis, the Company has now begun to implement a global restructuring plan. This plan is intended to substantially reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization. Over the next fiscal year, the Company will be implementing a more tax-effective supply chain structure for Europe and Asia/Pacific, restructuring its Latin American operations, and reducing the total workforce which includes eliminating and restructuring layers of management.

The total restructuring and severance costs to implement the plan are estimated to be $6.0 million, of which $2.7 million of severance costs were recorded in the fourth quarter of fiscal 2006 and the balance will be incurred in fiscal 2007 as the plan is implemented. The Company expects to realize the full impact of the cost savings from the restructuring plan in fiscal 2008.

The Company's marketing, sales, product management, and purchasing functions are organized as four strategic business units (SBUs): RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), Security Systems Division (SSD), and Display Systems Group (DSG), with operations in the major economic regions of the world: North America, Europe, Asia/Pacific, and Latin America.

During the second quarter of fiscal 2006, the Company implemented a reorganization plan encompassing the Company's RF & Wireless Communications Group (RFWC) and Industrial Power Group (IPG) business units. Effective for the second quarter of fiscal 2006, IPG has been designated as Electron Device Group (EDG) and RFWC has been designated as RF, Wireless & Power Division (RFPD). The reorganization was implemented to increase efficiencies by integrating IPG's power conversion sales and product management into RFWC, improving the geographic sales coverage and driving sales growth by leveraging RFWC's larger sales resources. In addition, the Company believes that EDG will benefit from an increased focus on the high-margin tube business with a simplified global sales and product management structure to work more effectively with customers and vendors. The data presented has been reclassified to reflect the reorganization.

Results of Operations

Net Sales and Gross Margin Analysis

In fiscal 2006, consolidated net sales increased 10.2% to $637.9 million as all four SBUs increased net sales over the prior year with strong demand for custom display and wireless products. In addition, effective June 1, 2005, the Company acquired Kern, a leading display technology company in Europe. Net sales for Kern, included in DSG and the Europe region, for fiscal 2006 were $14.1 million. Fiscal 2006 contained 53 weeks as compared to 52 weeks in fiscal 2005. Consolidated net sales in fiscal 2005 increased 11.3% to $578.7 million due to increased demand across all SBUs. Net sales by SBU and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended				
Net Sales	June 3, 2006	May 28, 2005	May 29, 2004	FY06 vs 05 % Change	FY05 vs 04 % Change
RFPD	$334,131	$ 296,334	$ 256,270	12.8%	15.6%
EDG	94,443	92,174	87,856	2.5%	4.9%
SSD	108,843	105,581	101,979	3.1%	3.5%
DSG	95,010	78,078	66,452	21.7%	17.5%
Corporate	5,513	6,557	7,266	(15.9%)	(9.8%)
Total	$ 637,940	$ 578,724	$ 519,823	10.2%	11.3%

**NOTE: The fiscal 2005 and fiscal 2004 data has been reclassified to conform with the fiscal 2006 presentation. The modification includes the reorganization of RFPD (formerly RFWC) and EDG (formerly IPG) in the second quarter of fiscal 2006. Corporate consists of freight, other non-specific net sales, and customer cash discounts.*

Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, customer returns, scrap and cycle count adjustments, engineering costs, and other provisions. Gross profit on freight, general inventory obsolescence provisions, and miscellaneous costs are included under the caption "Corporate" in fiscal 2004. In fiscal 2006 and 2005, the Company allocated charges related to inventory overstock directly to each SBU. Gross profit by SBU and percent of SBU sales are presented in the following table (in thousands):

	Fiscal Year Ended					
Gross Profit	June 3, 2006		May 28, 2005		May 29, 2004	
RFPD	$ 75,834	22.7%	$ 64,853	21.9%	$ 58,408	22.8%
EDG	30,438	32.2%	29,401	31.9%	27,642	31.5%
SSD	27,279	25.1%	26,889	25.5%	26,045	25.5%
DSG	24,509	25.8%	17,865	22.9%	17,105	25.7%
Subtotal	158,060	25.0%	139,008	24.3%	129,200	25.2%
Corporate	(2,291)		(3,014)		(2,478)	
Total	$ 155,769	24.4%	$ 135,994	23.5%	$126,722	24.4%

**NOTE: The fiscal 2005 and fiscal 2004 data has been reclassified to conform with the fiscal 2006 presentation. The modification includes the reorganization of RFPD (formerly RFWC) and EDG (formerly IPG) in the second quarter of fiscal 2006. Corporate consists of freight, other non-specific gross profit, and customer cash discounts.*

Net sales and gross profit trends are analyzed for each strategic business unit in the following sections.

RF, Wireless & Power Division

RFPD net sales increased 12.8% in fiscal 2006 to $334.1 million as compared with $296.3 million in fiscal 2005. The RFPD net sales growth for fiscal 2006 was mainly due to an increase in sales of the network access and infrastructure product lines. Network access products sales grew 16.9% to $123.2 million from $105.3 million last fiscal year, primarily due to sales growth in Asia/Pacific. Sales of infrastructure products increased to $80.5 million, 10.7% higher than $72.7 million in fiscal 2005 due to sales growth in the U.S. and Europe. The net sales growth was the main contributor to the gross profit increase of 16.9% to $75.8 million for fiscal 2006. RFPD's gross margin increased to 22.7% in fiscal 2006 from 21.9% in fiscal 2005, primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005, and a shift in product mix in fiscal 2006 as a result of higher sales of engineered solutions. The gross margin improvement was partially offset by the increase in Asia/Pacific sales that reduced the overall gross margin due to lower gross margins in Asia/Pacific than other geographic regions.

RFPD net sales increased 15.6% in fiscal 2005 to $296.3 million. The sales growth was driven by continued strength in the network access and passive/interconnect product lines as net sales grew 22.1% and 18.0% to $105.3 million and $53.3 million, respectively. The increase in network access product lines sales in fiscal 2005 was a result of increased demand for semiconductor products from mobile infrastructure customers in Asia/Pacific and North America. The increase in passive/interconnect product lines sales was due mainly to sales of interconnect products to North American customers involved with the emergency (E911) cell phone location system rollout. Net sales in Asia/Pacific increased 22.9% to $94.2 million in fiscal 2005, driven by OEM demand in 2.5 generation (2.5G) infrastructure, broadcasting and semiconductor fabrication equipment markets. Gross margins in fiscal 2005 decreased 90 basis points primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005 when the Company implemented restructuring actions.

Electron Device Group

EDG net sales increased 2.5% during fiscal 2006 to $94.4 million from $92.2 million during fiscal 2005. Semiconductor fabrication sales increased 22.5% during fiscal 2006 to $17.2 million as compared to $14.0 million in fiscal 2005 with growth mainly in the U.S. Gross profit for EDG increased 3.5% to $30.4 million during fiscal 2006 due to an improved product mix. Gross margin increased to 32.2% from 31.9% for fiscal 2006 and 2005, respectively, due to a slightly improved product mix primarily as a result of the increase in semiconductor fabrication equipment sales.

EDG net sales in fiscal 2005 grew 4.9% to $92.2 million as tube net sales grew 4.3% in fiscal 2005 to $80.8 million. Fiscal 2005 sales of broadcast tubes were lower than in fiscal 2004 as many of the large government broadcast orders are issued on an every other year basis. Gross margins in fiscal 2005 increased 40 basis points to 31.9% primarily due to growth of higher margin tube products partially offset by additional freight expenses of $0.5 million in fiscal 2005.

Security Systems Division

Net sales for SSD increased 3.1% to $108.8 million in fiscal 2006 from $105.6 million in fiscal 2005. Net sales of private label products increased 9.0% to $35.0 million during fiscal 2006 as compared with $32.1 million during fiscal 2005, and were partially offset by a slight decrease in distribution products. Net sales in Canada in fiscal 2006 increased 13.2% from the prior year; however, net sales in Europe and the U.S. in fiscal 2006 decreased 18.0% and 9.8%, respectively. Gross profit and gross margin as a percentage of net sales remained relatively flat during fiscal 2006 as compared to fiscal 2005.

Net sales for SSD increased 3.5% in fiscal 2005 to $105.6 million driven by stronger demand in Canada, partially offset by weaker demand in the U.S. and Europe. Net sales in Canada grew 12.9% to $58.5 million, due in part to sales growth in key national accounts and a strengthened relationship with a major vendor partner, with net sales in the U.S. and Europe declining 8.7% and 4.4% to $27.9 million and $14.2 million, respectively, in fiscal 2005. Gross margins were 25.5% in both fiscal 2005 and 2004. Inventory write-downs of $0.3 million recorded in the third quarter of fiscal 2005 when the Company implemented restructuring actions and additional freight expenses of $1.0 million were partially offset by increased growth of higher margin private label sales.

Display Systems Group

DSG net sales increased 21.7% during fiscal 2006 to $95.0 million as compared with $78.1 million in fiscal 2005. Net sales for Kern in fiscal 2006 were $14.1 million. The sales growth for fiscal 2006 was mainly due to the Kern acquisition and an increase in sales of the custom display product line which increased 18.4% to $26.9 million as compared to $22.7 million for fiscal 2005. The sales increase was partially offset by lower sales in the specialty displays and cathode ray tube product lines. DSG gross profit increased 37.2% to $24.5 million during fiscal 2006 from $17.9 million for fiscal 2005 due mainly to the higher sales volume. Gross margin increased to 25.8% from 22.9% during fiscal 2006 and 2005, respectively. The gross margin improvement was due mainly to an improved product mix primarily from sales growth in the medical monitor product lines. In addition, during the second quarter of fiscal 2006, the Company recorded a reduction in warranty expense of $0.9 million as a result of a change in estimate due to favorable warranty experience.

DSG net sales in fiscal 2005 grew 17.5% to $78.1 million as large orders drove custom display net sales to increase by 63.7% to $22.0 million. Gross margins in fiscal 2005 decreased 280 basis points primarily due to declining average selling prices for medical monitors.

Sales by Geographic Area

The Company has grown through a balanced emphasis on investment in both North America and other areas of the world and currently has 37 facilities in North America, 22 in Europe, 15 in Asia/Pacific, and 5 in Latin America. On a geographic basis, the Company primarily categorizes its sales by destination: North America, Europe, Asia/Pacific, Latin America, and Corporate. Net sales by geographic area and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended				
Net Sales	June 3, 2006	May 28, 2005	May 29 2004	FY06 vs 05 % Change	FY05 vs 04 % Change
North America	$ 319,362	$ 303,708	$ 275,491	5.2 %	10.2 %
Europe	140,870	123,846	116,714	13.7 %	6.1 %
Asia/Pacific	148,000	124,799	104,068	18.6 %	19.9 %
Latin America	24,336	21,366	20,065	13.9 %	6.5 %
Corporate	5,372	5,005	3,485	7.3 %	43.6 %
Total	$ 637,940	$ 578,724	$ 519,823	10.2 %	11.3 %

**NOTE: The fiscal 2005 and 2004 data has been reclassified to conform with the fiscal 2006 presentation. Europe includes sales to Middle East and Africa. Latin America includes sales to Mexico. Corporate consists of freight and other non-specific sales.*

Gross profit by geographic area and percent of geographic sales are presented in the following table (in thousands):

	Fiscal Year Ended					
Gross Profit	June 3, 2006		May 28, 2005		May 29, 2004	
North America	$ 84,626	26.5%	$ 80,262	26.4%	$ 71,763	26.0%
Europe	38,608	27.4%	34,345	27.7%	32,619	27.9%
Asia/Pacific	35,533	24.0%	29,691	23.8%	23,304	22.4%
Latin America	6,786	27.9%	5,879	27.5%	4,860	24.2%
Subtotal	165,553	26.2%	150,177	26.2%	132,546	25.7%
Corporate	(9,784)		(14,183)		(5,824)	
Total	$155,769	24.4%	$135,994	23.5%	$126,722	24.4%

**NOTE: The fiscal 2005 and 2004 data has been reclassified to conform with the fiscal 2006 presentation. Europe includes sales and gross profit to Middle East and Africa. Latin America includes sales and gross profit to Mexico. Corporate consists of freight and other non-specific sales and gross profit.*

Net sales in North America increased 5.2% in fiscal 2006 to $319.4 million as compared with $303.7 million in fiscal 2005 with all four SBUs contributing to the growth. A majority of the sales increase in fiscal 2006 was due to increases in demand for wireless products in the U.S. and security systems in Canada. In addition, net sales in Canada experienced an overall gain of 12.2% to $85.7 million in fiscal 2006 versus $76.4 million in the prior fiscal year. An increase in net sales of higher margin products in the security, display and semiconductor fabrication markets resulted in gross margin improvement in North America to 26.5% for fiscal 2006 as compared with 26.4% in fiscal 2005.

Net sales in North America increased 10.2% to $303.7 million in fiscal 2005 led by strong display systems and wireless demand in the U.S. and continued growth in security systems sales in Canada. Gross margins in North America improved 40 basis points in fiscal 2005 due to expanding margins in Canada for security systems and wireless sales.

Net sales in Europe grew 13.7% in fiscal 2006 to $140.9 million from $123.8 million in fiscal 2005 due to the incremental display systems products sales from the Kern acquisition and growth in wireless demand mainly in Israel, Spain and Germany. This increase was partially offset by lower sales of security systems and electron device products. Gross margin in Europe in fiscal 2006 decreased to 27.4% from 27.7% in fiscal 2006 and 2005, respectively, primarily due to lower gross margins on wireless products as compared to security systems and electron device products.

Net sales in Europe increased 6.1% to $123.8 million in fiscal 2005 driven by continued wireless demand growth, particularly in the United Kingdom, France, and Israel. Gross margins in Europe decreased 20 basis points in fiscal 2005 due to a decline in high margin cathode ray tube sales in DSG.

The Company experienced its eighth consecutive year of double-digit growth in Asia/Pacific as net sales increased 18.6% to $148.0 million in fiscal 2006 led by continued strong demand for wireless products in the cellular infrastructure, semiconductor fabrication, and broadcasting markets. Net sales in Korea increased 35.4% to $43.5 million mainly due to higher demand for network access products. Growth in broadcast product sales improved sales in Singapore by 29.3% to $23.5 million. In addition, China experienced an increase in network access and power components contributing to a 7.2% sales improvement to $43.3 million. Gross margins increased in all strategic business units in Asia/Pacific for fiscal 2006, as compared with last fiscal year due mainly to shifts in product mix focused on exclusive franchises, design registration programs, and the reduction of lower margin programs.

In fiscal 2005 net sales in Asia/Pacific grew 19.9% to $124.8 million led by China's on-going demand growth. Net sales in China increased 60% in fiscal 2005 to $40.4 million, primarily due to OEM demand in the 2.5G infrastructure, avionics, and broadcasting markets. In fiscal 2005, the Company's gross margins in Asia/Pacific improved 140 basis points due to expanding margins for wireless sales; particularly in Korea, partially offset by the large sales growth in China at lower margins.

Net sales in Latin America improved 13.9% to $24.3 million in fiscal 2006 as compared with $21.4 million in fiscal 2005. The net sales growth was mainly driven by an increase in sales of security products/systems integration and refocusing the EDG sales team after the realignment. Gross margin in Latin America increased to 27.9% in fiscal 2006 versus 27.5% in fiscal 2005 primarily due to higher gross margins from security systems and electron device products.

Net sales in Latin America grew 6.5% in fiscal 2005 to $21.4 million as all four strategic business units increased sales. Gross margins in Latin America improved 330 basis points in fiscal 2005 as margins recovered for security systems and industrial power sales.

Selling, General and Administrative Expenses

SG&A expenses increased 7.6% to $139.6 million in fiscal 2006 as compared with $129.7 million in fiscal 2005. The increase in SG&A expenses was primarily due to the acquisition of Kern and severance expense. The Company recorded severance expense of $4.0 million during fiscal 2006. During the third quarter of fiscal 2005, the Company recorded a restructuring charge, including severance and lease termination costs, of $2.2 million. Total SG&A expenses in fiscal 2006 decreased to 21.9% of net sales compared with 22.4% in fiscal 2005.

SG&A expenses increased 20.2% in fiscal 2005 to $129.7 million from $108.0 million in fiscal 2004. The Company implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce, to accelerate the alignment of operations with the Company's engineered solutions strategy and improve operating efficiency. Terminations affected over 60 employees across various business functions, operating units and geographic regions. Increases in expenses included $2.2 million of restructuring costs, $8.5 million of payroll-related expenses, $2.4 million of audit, tax, and Sarbanes-Oxley compliance fees, and incremental expenses related to bad debt, facility costs, and travel. The increase in payroll-related expenses, facility costs, and travel were mainly attributable to supporting the growth in sales.

(Gain) Loss on Disposal of Assets

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The sale resulted in a gain of $9.9 million, before taxes, and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

Other (Income) and Expense

In fiscal 2006, other (income) expense increased to an expense of $10.6 million from an expense of $7.6 million in fiscal 2005. Other (income) expense included a foreign exchange loss of $0.7 million during fiscal 2006 and a foreign exchange gain of $0.9 million in fiscal 2005. The foreign exchange variance for fiscal 2006 was due to the strengthening of the U.S. dollar, primarily related to receivables due from foreign subsidiaries to the U.S. parent company and denominated in foreign currencies. Interest expense increased to $9.8 million in fiscal 2006 from $8.9 million in fiscal 2005 as a result of higher average balances on the Company's multi-currency revolving credit agreement (credit agreement) and an increase in interest rates. The weighted average interest rate increased to 7.42% in fiscal 2006 from 6.38% in fiscal 2005.

Interest expense decreased to $8.9 million in fiscal 2005 from fiscal 2004 as a result of payments made to reduce debt from the proceeds received from an equity offering made in the first quarter of fiscal 2005 and elimination of a fixed rate swap, offset by interest on incremental borrowings to fund working capital requirements. The weighted average interest rate was 6.38% and 5.98% for fiscal 2005 and 2004, respectively. Fiscal 2005 included a foreign exchange gain of $0.9 million and investment income of $0.4 million compared to a foreign exchange loss of $0.4 million and investment income of $0.2 million in fiscal 2004.

Income Tax Provision

The effective income tax rates for fiscal 2006 and 2005 were 147.4% and 286.6%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company's geographical distribution of taxable income or losses and valuation allowances related to net operating losses. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $7.2 million, which increased the effective income tax rate by 129.9%. For fiscal 2005, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $16.7 million, which increased the effective income tax rate by 194.0%. In addition, deferred tax liabilities related to unrepatriated earnings previously considered permanently reinvested also increased the effective income tax rate in fiscal 2005 by 57.3%.

At June 3, 2006, domestic net operating loss carryforwards (NOL) amount to approximately $21.3 million. These NOLs expire between 2024 and 2026. Foreign net operating loss carryforwards total approximately $14.5 million with various or indefinite expiration dates. During fiscal 2005, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $15.9 million was established to offset certain domestic deferred tax assets, primarily inventory valuation, and domestic net operating loss carryforwards. In addition, the Company recorded an additional valuation allowance of approximately $0.8 million relating to deferred tax assets from certain foreign subsidiaries. In fiscal 2006, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million. The Company believes that in order to reverse the recorded valuation allowance in any subsidiary, the Company would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. The Company also has an alternative minimum tax credit carryforward at June 3, 2006, in the amount of $1.2 million that has an indefinite carryforward period.

Income Tax Provision (cont'd)

Income taxes paid, including foreign estimated tax payments, were $6.3 million, $3.3 million, and $1.7 million in fiscal 2006, 2005, and 2004, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company's foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, *Accounting for Income Taxes-Special Areas*. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, the Company determined that approximately $12.9 million of one of its foreign subsidiaries' earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management's potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability of approximately $4.9 million during fiscal 2005. The Company revised its estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in management's potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, the Company revised its strategy and as of June 3, 2006 again and concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not effect the fiscal 2006 tax provision. Cumulative positive earnings of the Company's foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $64.2 million at June 3, 2006. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

In May 2005, the Company was informed by one of its foreign subsidiaries that its records may not be adequate to support the taxable revenues and deductions included within tax returns previously filed for the tax years 2003 and 2004. At this time, the Company has not received notification from any tax authority regarding this matter. The Company has increased its income tax reserve for this potential exposure.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. The Company appealed the income tax assessment; however, the Company paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if the Company's appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in the Company's favor. The Company will receive a refund of approximately $1.0 million, which was recorded as a reduction to income tax provision during the fourth quarter of fiscal 2006.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The Company did not receive a tax benefit from the current ETI exclusion in fiscal 2006. When this benefit is fully phased out, it will have no impact on the rate.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on the operations of the Company for fiscal 2006 and is expected to have no material impact on the operations of the Company for fiscal 2007, as the Company does not intend at this time to repatriate earnings to the U.S. from foreign countries.

Future effective tax rates could be adversely affected by lower than anticipated earnings in countries where the Company has lower statutory rates, changes in the valuation of certain deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, the Company is subject to the examination of its income tax returns by U.S. and foreign tax authorities and regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes.

Net Income and Per Share Data

In fiscal 2006, the Company reported a net loss of $2.6 million, or $0.15 per diluted common share and $0.14 per diluted Class B common share as compared with a net loss of $16.0 million, or $0.96 per diluted common share and $0.87 per diluted Class B common share in fiscal 2005. In fiscal 2004, the Company reported net income of $5.5 million, or $0.38 per diluted common share and $0.36 per diluted Class B common share.

Liquidity and Capital Resources

The Company has financed its growth and cash needs largely through income from operations, borrowings under the revolving credit facilities, an equity offering, issuance of convertible senior subordinated notes, and sale of assets. Liquidity provided by operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity is increased by proceeds from borrowings and dispositions of businesses and assets.

Cash and cash equivalents was $17.0 million at June 3, 2006 as compared to $24.3 million at May 28, 2005. Cash provided by operating activities was $5.5 million in fiscal 2006 as compared to cash utilized by operating activities of $2.0 million in fiscal 2005. The increase in cash provided by operating activities in fiscal 2006 was mainly due to the increase in payables partially offset by increases in inventories and accounts receivable. Receivables increased due to an approximate 13% increase in sales volume during the last two months of fiscal 2006 as compared to fiscal 2005, while inventories increased due to the Kern and Image Systems acquisitions and increased levels of inventory in anticipation of future increases in sales. The increase in payables was primarily the result of the increased levels of inventory. The cash utilization in fiscal 2005 was mainly due to the increase in inventories related to the Company's stocking levels required for new exclusive supplier agreements.

Net cash used in investing activities of $12.7 million for fiscal 2006 was mainly the result of the Kern acquisition, effective June 1, 2005, located in Donaueschingen in southern Germany. The cash outlay for Kern was $6.6 million, net of cash acquired. In addition, effective October 1, 2005, the Company acquired certain assets of Image Systems, a subsidiary of Communications Systems, Inc. in Hector, Minnesota. The initial cash outlay for Image Systems was $0.2 million. In addition, the Company spent $6.2 million on capital projects during fiscal 2006 primarily related to facility and information technology projects. Net cash provided by investing activities of $3.0 million in fiscal 2005 was mainly the result of the sale of approximately 205 acres of undeveloped real estate adjoining the Company's headquarters in La Fox, Illinois for $10.9 million, which was used to reduce debt. This was offset partially by the $7.0 million spent on capital projects during fiscal 2005, primarily related to implementing PeopleSoft purchasing and inventory modules, facility improvements at the Company's headquarters, disaster recovery equipment, and Sarbanes-Oxley remediation software and hardware.

Net cash used in financing activities was $0.6 million in fiscal 2006. Net cash provided by financing activities was $6.3 million in fiscal 2005. During the first quarter of fiscal 2005, the Company had an equity offering for three million shares of common stock that contributed $27.8 million in net proceeds that was used to reduce debt and fund working capital requirements.

On November 21, 2005, the Company sold $25.0 million in aggregate principal amount of 8% convertible senior subordinated notes due 2011 (8% notes) pursuant to an indenture dated November 21, 2005. The 8% notes bear interest at a rate of 8% per annum, however the Company is paying an additional 1% as a result of failing to register the 8% notes by March 21, 2006. Interest is due on June 15 and December 15 of each year. The 8% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $10.31 per share, subject to adjustment in certain circumstances. In addition, the Company may elect to automatically convert the 8% notes into shares of common stock if the trading price of the common stock exceeds 150% of the conversion price of the 8% notes for at least 20 trading days during any 30 trading day period subject to a payment of three years of interest if the Company elects to convert the 8% notes prior to December 20, 2008.

The indenture provides that on or after December 20, 2008, the Company has the option of redeeming the 8% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 8% notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Holders may require the Company to repurchase all or a portion of their 8% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 100% of the principal amount of the 8% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The 8% notes are unsecured and subordinate to the Company's existing and future senior debt. The 8% notes rank on parity with the Company's existing 7¾% convertible senior subordinated notes (7¾% notes).

The Company maintains $14.0 million of the 8% notes in current portion of long-term debt at June 3, 2006. This current classification is due to the Company entering into two separate agreements in August 2006 with certain holders of its 8% notes to purchase $14.0 million of the 8% notes. As the 8% notes are subordinate to the Company's existing credit agreement, the Company received a waiver from its lending group to permit the purchase. The purchases will be financed through additional borrowings under the Company's credit agreement. In the first quarter of fiscal 2007, the Company will record early extinguishment expenses of approximately $2.7 million.

Liquidity and Capital Resources (cont'd)

In February 2005, the Company issued $44.7 million of 7¾% notes due 2011 in exchange for $22.2 million of its 7¼% convertible debentures (7¼% debentures) due December 2006 and $22.5 million of its 8¼% convertible senior debentures (8¼% debentures) due June 2006. The 7¾% notes are convertible at the holder's option, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $18.00 per share, subject to adjustments in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the 7¾% notes into shares of common stock if the trading prices of the common stock exceeds 125% of the conversion price of the 7¾% notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the date of the automatic conversion notice. Subsequent to the exchange, the Company had outstanding $4.8 million of 7¼% debentures due December 2006, $17.5 million of 8¼% debentures due June 2006, and $44.7 million of 7¾% notes.

In October 2004, the Company renewed its credit agreement with the current lending group in the amount of approximately $109.0 million (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement expires in October 2009, and the outstanding balance at that time will become due. At June 3, 2006, $57.1 million was outstanding on the credit agreement. The new credit agreement is principally secured by the Company's trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At June 3, 2006, the applicable margin was 225 basis points. Outstanding letters of credit were $1.7 million at June 3, 2006, leaving an unused line of $53.0 million under the total credit agreement; however, this amount was reduced to $7.5 million due to maximum permitted leverage ratios. The commitment fee related to the agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. The Company's credit agreement consists of the following facilities as of June 3, 2006:

	Capacity	Amount Outstanding	Weighted Average Interest Rate
US Facility	$ 70,000	$ 45,700	7.21 %
Canada Facility	15,418	5,136	6.00 %
Sweden Facility	8,898	—	—
UK Facility	8,393	4,476	6.93 %
Euro Facility	6,404	—	—
Japan Facility	2,665	1,777	1.85 %
Total	$ 111,778	$ 57,089	6.92 %

**NOTE: Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.*

At March 4, 2006, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio, and tangible net worth covenants. On August 4, 2006, the Company received a waiver from its lending group for the defaults and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14.0 million of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain sales transactions contemplated by the Company; (v) eliminated the Company's Sweden Facility; (vi) reduced the Company's Canada Facility by approximately $5.4 million; (vii) changed the definition of "Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)" for covenant purposes; and (viii) provided that the Company maintain excess availability on the borrowing base of not less than $20.0 million until the Company filed its Form 10-Q for the quarter ended March 4, 2006, at which time the Company will maintain excess availability of the borrowing base of not less than $10.0 million.

At September 3, 2005, the Company was not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. In addition, the amendment provided that the Company will maintain excess availability on the borrowing base of not less than $23 million until June 30, 2006 if a default or event of default does not exist on or before this date. The applicable margin pricing was increased by 25 basis points. In addition, the amendment extended the Company's requirement to refinance the remaining $22.3 million aggregate principal amount of the 7¼% debentures and the 8¼% debentures from February 28, 2006 to June 10, 2006.

As more fully described in Note B to the Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended May 28, 2005, as a result of errors discovered by the Company, the consolidated financial statements for fiscal 2005, 2004, and 2003 have been amended and restated to correct these errors. As a result, the Company would not have been in compliance with its tangible net worth covenant for the third quarter of fiscal 2005 and its leverage ratio and tangible net worth covenants as of the end of fiscal 2005. On August 4, 2006, the Company received a waiver from its lending group for defaults arising from the restatement and executed an amendment to the credit agreement.

Annual dividend payments for fiscal 2006 amounted to $2.7 million. The Company's policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure. Over the last 19 years, the Company has been in a position to regularly pay a quarterly dividend of $0.04 per common share and $0.036 per Class B common share. The Company currently expects to continue paying dividends at this historical rate in fiscal 2007.

See further for "Risk Management and Market Sensitive Financial Instruments" for information regarding the effect on net income of market changes in interest rates.

Contractual Obligations

Contractual obligations by expiration period as of June 3, 2006 are presented in the table below (in thousands):

	Payments Due by Period		
	Total	Less than 1 Year	1 - 3 Years
Convertible notes[1]	$ 69,683	$ 14,000	$ —
Convertible notes - interest[1]	24,068	4,783	8,686
Floating-rate multi-currency revolving credit agreement[2]	57,089	—	—
Floating-rate multi-currency revolving credit agreement - interest[2]	13,170	3,951	7,902
Purchase obligations[3]	137,883	137,883	—
Lease obligations[4]	18,673	6,263	6,166
Other	36	16	20
Total	$ 320,602	$ 166,896	$ 22,774

	Payments Due by Period	
	3 - 5 Years	More than 5 Years
Convertible notes[1]	$ —	$ 55,683
Convertible notes - interest[1]	8,686	1,913
Floating-rate multi-currency revolving credit agreement[2]	57,089	—
Floating-rate multi-currency revolving credit agreement - interest[2]	1,317	—
Purchase obligations[3]	—	—
Lease obligations[4]	2,850	3,394
Other	—	—
Total	$ 69,942	$ 60,990

(1) Convertible notes consist of the 7¾% notes, with principal of $44.7 million due December 2011, and 8% notes, with principal of $25.0 million due June 2011. Payments of $14.0 million of 8% notes are included in amounts due less than one year.

(2) The credit agreement expires in October 2009 and bears interest at applicable LIBOR rates plus a 225 basis point margin. Interest in the table above is calculated using 6.92% interest rate and $57.1 million principal amount as of June 3, 2006 for all periods presented.

(3) The Company has outstanding purchase obligations with vendors at the end of fiscal 2006 to meet operational requirements as part of the normal course of business.

(4) Lease obligations are related to certain warehouse and office facilities and office equipment under non-cancelable operating leases.

The Company believes that the existing sources of liquidity, including current cash, as well as cash provided by operating activities, supplemented as necessary with funds available under credit arrangements, will provide sufficient resources to meet known capital requirements and working capital needs for the fiscal year ended June 2, 2007.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The policies discussed below are considered by management to be critical to understanding the Company's financial position and results of operations. Their application involves more significant judgments and estimates in preparation of the Company's consolidated financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Material changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 3, 2006, the allowance for doubtful accounts was $2.1 million as compared to $1.9 million at May 28, 2005.

Impairment of Investments

The Company holds a portfolio of investment securities and periodically assesses its recoverability. In the event of a decline in fair value of an investment, the judgment is made whether the decline is other-than-temporary. Management's assessment as to the nature of a decline is largely based on the duration of that market decline, financial health of and specific prospects for the issuer, and the Company's cash requirements and intent to hold the investment. If an investment is impaired and the decline in market value is considered to be other-than-temporary, an appropriate write-down is recorded. The Company recognized investment impairment in fiscal 2006, 2005, and 2004 of $93, $49, and $226, respectively.

Inventories

The Company carries all its inventories at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Provisions for obsolete or slow moving inventories are recorded based upon regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demands, change in the industry, or market conditions differ from management's estimates, additional provisions may be necessary.

The Company recorded inventory obsolescence and overstock provisions of $1.8 million, $4.2 million, and $2.2 million in fiscal 2006, 2005, and 2004, respectively, which was included in cost of sales. The provisions were principally for obsolete and slow moving parts. The parts were written down to estimated realizable value.

Beginning in fiscal 2004, the Company implemented new policies and procedures to strengthen its inventory management process while continuing to invest in system technology to further enhance its inventory management tools. These policy and procedure changes included increased approval authorization levels for inventory purchases, quarterly quantitative and qualitative inventory aging analysis and review, changes in the budgeting process to establish targets and metrics that relate to its return on assets rather than only a revenue and profit expectation, and realignment of incentive programs in accordance with these targets and metrics. The Company is committed to inventory management as an ongoing process as the business evolves and technology changes.

Long-Lived and Intangible Assets

The Company periodically evaluates the recoverability of the carrying amounts of its long-lived assets, including software, property, plant and equipment. The Company assesses in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the possibility of long-lived assets being impaired when events trigger the likelihood.

Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results. In assessing the potential impairment of the Company's goodwill and other intangible assets, management makes significant estimates and assumptions regarding the discounted future cash flows to determine the fair value of the respective assets on an annual basis. These estimates and their related assumptions include, but are not limited to, projected future operating results, industry and economy trends, market discount rates, indirect expense allocations, and tax rates. If these estimates or assumptions change in the future as a result of changes in strategy, Company profitability, or market conditions, among other factors, this could adversely affect future goodwill and other intangible assets valuations and result in impairment charges.

Effective June 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement changed the accounting for goodwill and indefinite lived assets from an amortization approach to an impairment-only approach. The Company performs its impairment test as of the third quarter of each fiscal year. The Company did not find any indication that an impairment existed and, therefore, no impairment loss was recorded in fiscal 2006.

Warranties

The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Consolidated Statement of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where the Company or any of its affiliates has incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by the Company at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, the Company's projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

At June 3, 2006 and May 28, 2005, the Company's deferred tax assets related to tax carryforwards were $13.6 million and $15.1 million, respectively. The tax carryforwards are comprised of net operating loss carryforwards and other tax credit carryovers. A majority of the net operating losses and other tax credits can be carried forward for 20 years.

The Company has recorded valuation allowances for the majority of its federal deferred tax assets and loss carryforwards, and for tax loss carryforwards of certain non-U.S. subsidiaries. The Company believes that the deferred tax assets for the remaining tax carryforwards are considered more likely than not to be realizable based on estimates of future taxable income and the implementation of tax planning strategies.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123, *Accounting for Stock-Based Compensation*. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is effective at the beginning of the next fiscal year that begins after June 15, 2005, or the Company's fiscal year 2007. The Company is evaluating the impact of the adoption of SFAS No.123(R) on the financial statements.

***New Accounting Pronouncements** (cont'd)*

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes* and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating the impact of the adoption of FIN 48 on the financial statements.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters discussed in this Annual Report on Form 10-K are forward-looking statements relating to future events, which involve certain risks and uncertainties. Further, there can be no assurance that the trends reflected in historical information will continue in the future.

Investors should consider carefully the following risk factors, in addition to the other information included and incorporated by reference in this annual report on Form 10-K. All statements other than statements of historical facts included in this report are statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words "may," "will," "should," "could," "expect," "plan," "intend," "estimate," "anticipate," "predict," "believe," "potential," "continue," and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management and Market Sensitive Financial Instruments

The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory, accounts payable, and intercompany receivables and payables, primarily in Canada, member countries of the European Union, Asia/Pacific and, to a lesser extent, Latin America. The Company monitors its foreign exchange exposures and has entered into forward contracts to hedge significant transactions; however, this activity is infrequent. The Company did not enter into any forward contracts in fiscal 2006 or 2005. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

As discussed above, the Company's debt financing, in part, varies with market rates exposing the Company to the market risk from changes in interest rates. Certain operations, assets, and liabilities are denominated in foreign currencies subjecting the Company to foreign currency exchange risk. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires the Company to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and a uniform 10% strengthening of the U.S. dollar against foreign currencies on the reported net earnings and financial position of the Company.

Under these assumptions, additional interest expense, tax effected, would have increased the net loss by $0.2 million in both fiscal 2006 and fiscal 2005. These amounts were determined by considering the impact of the hypothetical 10% interest rate increase on the Company's variable rate outstanding borrowings.

Had the U.S. dollar strengthened 10% against various foreign currencies, sales would have been lower by an estimated $25.3 million in fiscal 2006 and $22.5 million in fiscal 2005. Total assets would have declined by an estimated $12.8 million and $10.6 million in fiscal 2006 and fiscal 2005, respectively, while the total liabilities would have decreased by an estimated $3.5 million and $4.2 million in fiscal 2006 and fiscal 2005, respectively.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company's operations.

Consolidated Balance Sheets

(in thousands)	June 3, 2006	May 28, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 17,010	$ 24,301
Receivables, less allowance of $2,142 and $1,934	115,733	106,152
Inventories	117,320	101,555
Prepaid expenses	3,739	3,380
Deferred income taxes	1,527	4,911
Total current assets	255,329	240,299
Other assets:		
Property, plant and equipment, net	32,357	31,712
Goodwill	13,068	6,149
Other intangible assets, net	2,413	1,045
Non-current deferred income taxes	1,300	—
Assets held for sale	1,018	—
Other assets	3,814	4,735
Total other assets	53,970	43,641
Total assets	$309,299	$283,940
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 52,494	$ 40,392
Accrued liabilities	30,588	23,762
Current portion of long-term debt	14,016	22,305
Total current liabilities	97,098	86,459
Non-current liabilities:		
Long-term debt, less current portion	112,792	98,028
Non-current deferred liabilities	—	656
Non-current liabilities	1,169	1,401
Total non-current liabilities	113,961	100,085
Total liabilities	211,059	186,544
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock, $0.05 par value; issued 15,663 shares at June 3, 2006 and 15,597 shares at May 28, 2005	783	780
Class B common stock, convertible, $0.05 par value; issued 3,093 shares at June 3, 2006 and 3,120 shares at May 28, 2005	155	156
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in capital	119,149	121,591
Common stock in treasury, at cost, 1,261 shares at June 3, 2006 and 1,332 shares at May 28, 2005	(7,473)	(7,894)
Accumulated deficit	(19,048)	(16,406)
Accumulated other comprehensive income (loss)	4,674	(831)
Total stockholders' equity	98,240	97,396
Total liabilities and stockholders' equity	$309,299	$283,940

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)	Fiscal Year Ended June 3, 2006	May 28, 2005	May 29, 2004
Net sales	$ 637,940	$ 578,724	$ 519,823
Cost of sales	482,171	442,730	393,101
Gross profit	155,769	135,994	126,722
Selling, general, and administrative expenses	139,640	129,747	107,968
(Gain) loss on disposal of assets	3	(9,918)	579
Operating income	16,126	16,165	18,175
Other (income) expense:			
Interest expense	9,809	8,947	10,257
Investment income	(411)	(388)	(227)
Foreign exchange (gain) loss	724	(926)	363
Other, net	428	(51)	(135)
Total other expense	10,550	7,582	10,258
Income before income taxes	5,576	8,583	7,917
Income tax provision	8,218	24,600	2,385
Net income (loss)	$ (2,642)	$ (16,017)	$ 5,532
Net income (loss) per share - basic:			
Common stock	$ (0.15)	$ (0.96)	$ 0.40
Common stock average shares outstanding	14,315	13,822	10,872
Class B common stock	$ (0.14)	$ (0.87)	$ 0.36
Class B common stock average shares outstanding	3,093	3,120	3,168
Net income (loss) per share - diluted:			
Common stock	$ (0.15)	$ (0.96)	$ 0.38
Common stock average shares outstanding	14,315	13,822	14,418
Class B common stock	$ (0.14)	$ (0.87)	$ 0.36
Class B common stock average shares outstanding	3,093	3,120	3,168
Dividends per common share	$ 0.160	$ 0.160	$ 0.160
Dividends per Class B common share	$ 0.144	$ 0.144	$ 0.144

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	June 3, 2006	May 28, 2005	May 29, 2004
			Fiscal Year Ended
Operating activities:			
Net income (loss)	$ (2,642)	$ (16,017)	$ 5,532
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,240	5,298	4,989
(Gain) loss on disposal of assets	3	(9,918)	579
Deferred income taxes	1,462	18,281	1,325
Receivables	(5,417)	2,303	(18,215)
Inventories	(10,420)	(9,618)	5,603
Accounts payable and accrued liabilities	15,910	1,037	8,782
Other liabilities	(267)	1,156	4,737
Other	588	5,465	(771)
Net cash provided by (used in) operating activities	5,457	(2,013)	12,561
Investing activities:			
Capital expenditures	(6,211)	(6,975)	(5,468)
Proceeds from sale of assets	278	10,925	40
Business acquisitions, net of cash acquired	(6,800)	(971)	(6,196)
Proceeds from sales of available-for-sale securities	2,317	3,042	3,946
Purchases of available-for-sale securities	(2,317)	(3,042)	(3,946)
Net cash provided by (used in) investing activities	(12,733)	2,979	(11,624)
Financing activities:			
Proceeds from borrowings	252,997	113,229	52,105
Payments on debt	(249,853)	(131,624)	(53,416)
Proceeds from issuance of common stock	710	29,729	1,656
Cash dividends	(2,736)	(2,719)	(2,206)
Other	(1,711)	(2,364)	—
Net cash provided by (used in) financing activities	(593)	6,251	(1,861)
Effect of exchange rate changes on cash and cash equivalents	578	512	885
Increase (decrease) in cash and cash equivalents	(7,291)	7,729	(39)
Cash and cash equivalents at beginning of year	24,301	16,572	16,611
Cash and cash equivalents at end of year	$ 17,010	$ 24,301	$ 16,572
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the fiscal year for:			
Interest	$ 9,026	$ 9,131	$ 10,404
Income taxes	$ 6,305	$ 3,272	$ 1,656

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(in thousands except per share amounts)	Comprehensive Income (Loss)	Shares Issued Common	Shares Issued Class B Common	Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings/ Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance May 31, 2003		12,256	3,207	$ 773	$ 91,421	$ (8,922)	$ (1,676)	$ (3,990)	$ 77,606
Comprehensive income:									
Net income	$ 5,532	—	—	—	—	—	5,532	—	5,532
Recognition of unearned compensation	—	—	—	—	288	—	—	—	288
Currency translation, net of income tax effect	1,314	—	—	—	—	—	—	1,314	1,314
Fair value adjustments on investment, net of income tax effect	329	—	—	—	—	—	—	329	329
Cash flow hedges, net of income tax effect	732	—	—	—	—	—	—	732	732
Comprehensive income	$ 7,907								
Common stock issued		229	—	11	2,168	407	—	—	2,586
Conversion of Class B shares to common stock		39	(39)	—	—	—	—	—	—
Dividends paid to:									
Common ($0.04 per share)		—	—	—	—	—	(1,747)	—	(1,747)
Class B ($0.036 per share)		—	—	—	—	—	(459)	—	(459)
Balance May 29, 2004		12,524	3,168	784	93,877	(8,515)	1,650	(1,615)	86,181
Comprehensive income (loss):									
Net loss	$ (16,017)	—	—	—	—	—	(16,017)	—	(16,017)
Recognition of unearned compensation	—	—	—	—	242	—	—	—	242
Currency translation, net of income tax effect	597	—	—	—	—	—	—	597	597
Fair value adjustments on investment, net of income tax effect	121	—	—	—	—	—	—	121	121
Cash flow hedges, net of income tax effect	66	—	—	—	—	—	—	66	66
Comprehensive loss	$ (15,233)								
Common stock issued		3,025	—	152	28,153	621	—	—	28,926
Conversion of Class B shares to common stock		48	(48)	—	—	—	—	—	—
Dividends paid to:									
Common ($0.04 per share)		—	—	—	(568)	—	(1,699)	—	(2,267)
Class B ($0.036 per share)		—	—	—	(113)	—	(340)	—	(453)
Balance May 28, 2005		15,597	3,120	936	121,591	(7,894)	(16,406)	(831)	97,396
Comprehensive income (loss):									
Net loss	$ (2,642)	—	—	—	—	—	(2,642)	—	(2,642)
Recognition of unearned compensation	—	—	—	—	(17)	—	—	—	(17)
Currency translation, net of income tax effect	5,289	—	—	—	—	—	—	5,289	5,289
Fair value adjustments on investment, net of income tax effect	216	—	—	—	—	—	—	216	216
Cash flow hedges, net of income tax effect	—	—	—	—	—	—	—	—	—
Comprehensive income	$ 2,863								
Common stock issued		39	—	2	311	421	—	—	734
Conversion of Class B shares to common stock		27	(27)	—	—	—	—	—	—
Dividends paid to:									
Common ($0.04 per share)		—	—	—	(2,289)	—	—	—	(2,289)
Class B ($0.036 per share)		—	—	—	(447)	—	—	—	(447)
Balance June 3, 2006		15,663	3,093	$ 938	$ 119,149	$ (7,473)	$ (19,048)	$ 4,674	$ 98,240

(In thousands, except per share amounts)

Note A — Significant Accounting Policies

Principles of Consolidation: Fiscal Year - Richardson Electronics, Ltd. (the "Company") fiscal year ends on the Saturday nearest the end of May. Fiscal year 2006 contains 53 weeks while fiscal years 2005 and 2004 contain 52 weeks. All references herein for the years 2006, 2005, and 2004 represent the fiscal years ended June 3, 2006, May 28, 2005, and May 29, 2004, respectively.

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company's financial instruments include accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments were, with the exception of long-term debt as disclosed in Note G, not materially different from their carrying or contract values at June 3, 2006 and May 28, 2005.

Cash Equivalents: The Company considers short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, and that have maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair market values of these assets.

Allowance for doubtful accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Material changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 3, 2006, the allowance for doubtful accounts was $2,142 as compared to $1,934 at May 28, 2005.

Inventories: The Company's worldwide inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Depreciation expense was $5,882, $4,982, and $4,657 in fiscal 2006, 2005, and 2004, respectively. Property, plant and equipment consist of the following:

	June 3, 2006	May 28, 2005
Land and improvements	$ 1,307	$ 1,347
Buildings and improvements	20,153	18,966
Computer and communications equipment	29,648	27,024
Machinery and other equipment	19,978	18,396
	71,086	65,733
Accumulated depreciation	(38,729)	(34,021)
Property, plant and equipment, net	$ 32,357	$ 31,712

Supplemental disclosure information of the estimated useful life of the asset:	
Land and improvements	10 years
Buildings and improvements	10 - 30 years
Computer and communications equipment	3 - 10 years
Machinery and other equipment	3 - 10 years

The Company is in the application development stage of implementing certain modules of enterprise resource management software (PeopleSoft). In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* the Company capitalizes all direct costs associated with the application development of this software including software acquisition costs, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application development stage is complete. The unamortized balance of the aforementioned capitalized costs, included within computer and communications equipment, is $5,022 and $5,036 at June 3, 2006 and May 28, 2005, respectively.

(In thousands, except per share amounts)

Other Assets: Other assets consist of the following:

	June 3, 2006	May 28, 2005
Investments	$ 3,781	$ 3,445
Notes receivable	—	955
Other deferred charges, net	33	335
Other assets	$ 3,814	$ 4,735

The Company's investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $2,317, $3,042, and $3,946 during fiscal 2006, 2005, and 2004, respectively, all of which were consequently reinvested. The cost of the equity securities sold were based on a specific identification method. Gross realized gains on those sales were $299, $372, and $366 in fiscal 2006, 2005, and 2004, respectively. Gross realized losses on those sales were $141, $102, and $59 in fiscal 2006, 2005, and 2004, respectively. Net unrealized holding gains of $216, $121, and $329, have been included in accumulated comprehensive income (loss) for fiscal 2006, 2005, and 2004, respectively.

The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, for the investment in marketable equity securities with fair values less than cost basis:

Marketable Security Holding Length

	Less than 12 months		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 3, 2006						
Common Stock	$ 623	$ 34	$ 158	$ 17	$ 781	$ 51
May 28, 2005						
Common Stock	$ 2,044	$ 33	$ —	$ —	$ 2,044	$ 33

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment testing. Intangible assets with finite lives are amortized over their estimated useful lives on a straight line basis.

Management reviews the valuation of goodwill and intangible assets not subject to amortization at least annually, or more frequently, if events or circumstances indicate that goodwill might be impaired. The Company utilizes the comparison of reporting units' fair value derived by discounted cash flow analysis and their book value as an indicator of potential impairment. The application of SFAS No. 142 and the annual impairment test are discussed in Note B.

Accrued Liabilities: Accrued liabilities consist of the following:

	June 3, 2006	May 28, 2005
Compensation and payroll taxes	$ 12,238	$ 9,543
Interest	2,900	2,117
Income taxes	7,986	8,340
Warranty reserve	836	1,439
Professional fees	1,884	1,172
Other accrued expenses	4,744	1,151
Accrued liabilities	$ 30,588	$ 23,762

Warranties: The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Consolidated Statements of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products, are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Changes in the warranty reserve for fiscal 2006 and 2005 were as follows:

	Warranty Reserve
Balance at May 29, 2004	$ 802
Accruals for products sold	958
Utilization	(321)
Balance at May 28, 2005	1,439
Accruals for products sold	932
Utilization	(589)
Change in estimate	(946)
Balance at June 3, 2006	$ 836

During the second quarter of fiscal 2003, the Display Systems Group provided a three-year warranty on some of its products. As the extended warranty on the first products sold under the warranty program expired during the second quarter of fiscal 2006, along with additional warranty experience available during the first six months of fiscal 2006, the Company revised its estimate of the warranty reserve to reflect the actual warranty experience to date. As a result, a change in estimate of $946 was recorded during the second quarter of fiscal 2006.

Non-Current Liabilities: Non-current liabilities of $1,169 at June 3, 2006 and $1,401 at May 28, 2005 represent the pension obligations for qualified Korea and Italy employees.

Foreign Currency Translation: Foreign currency balances are translated into U.S. dollars at end-of-period rates. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign currency transactions reflected in operations was a loss of $724 in fiscal 2006, a gain of $926 in fiscal 2005, and a loss of $363 in fiscal 2004. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income (loss), a component of stockholders' equity.

Revenue Recognition: The Company's product sales are recognized as revenue upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company's terms are generally FOB shipping point and sales are recorded net of discounts and returns based on the Company's historical experience. The Company's products are often manufactured to meet the specific design needs of its customers' applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as cost of sales.

Income Taxes: The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where the Company or any of its affiliates has incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by the Company at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, the Company's projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. However, the exercise price of all grants under the Company's option plans has been equal to the fair market value on the date of grant. SFAS No. 123, *Accounting for Stock-Based Compensation*, requires estimation of the fair value of options granted to employees. Had the Company's option plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been affected as follows (see Note K to Consolidated Financial Statements for underlying assumptions):

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
Net income (loss), as reported:	$ (2,642)	$ ($16,017)	$ 5,532
Add: Stock-based compensation expense included in reported net income (loss), net of taxes	7	425	282
Deduct: Stock-based compensation expense determined under fair value-based method for all awards, net of taxes	(964)	(1,834)	(1,272)
Pro-forma net income (loss)	$ (3,599)	$ (17,426)	$ 4,542
Net income (loss) per share, as reported:			
Common stock - basic	$ (0.15)	$ (0.96)	$ 0.40
Class B common stock - basic	$ (0.14)	$ (0.87)	$ 0.36
Common stock - diluted	$ (0.15)	$ (0.96)	$ 0.38
Class B common stock - diluted	$ (0.14)	$ (0.87)	$ 0.36
Net income (loss) per share, pro forma:			
Common stock - basic	$ (0.21)	$ (1.05)	$ 0.33
Class B common stock - basic	$ (0.19)	$ (0.95)	$ 0.30
Common stock - diluted	$ (0.21)	$ (1.05)	$ 0.32
Class B common stock - diluted	$ (0.19)	$ (0.95)	$ 0.29

(In thousands, except per share amounts)

Earnings per Share: The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of common stock cash dividends.

According to the EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128," the Company's Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share reflect the application of EITF Issue No. 03-6 and was computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula (90% of the amount of common stock cash dividends).

Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed conversion of convertible debentures and notes, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible debentures and notes when dilutive. For the fiscal year ended June 3, 2006, the assumed conversion and the effect of the interest savings of the Company's 7¾% convertible senior subordinated notes (7¾% notes) and 8% convertible senior subordinated notes (8% notes) were excluded because their inclusion would have been anti-dilutive. For the fiscal year ended May 28, 2005, the assumed conversion and the effect of the interest savings of the Company's 7¼% convertible debentures (7¼% debentures), 8¼% convertible senior subordinated debentures (8¼% debentures) and 7¾% notes were excluded because their inclusion would have been anti-dilutive. For the fiscal year ended May 29, 2004, the assumed conversion and the effect of the interest savings of the Company's 7¼% debentures and 8¼% debentures were excluded because their inclusion would have been anti-dilutive. The per share amounts presented in the Consolidated Statements of Operations are based on the following amounts:

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
Numerator for basic and diluted EPS:			
Net income (loss)	$ (2,642)	$ (16,017)	$ 5,532
Less dividends:			
Common stock	2,289	2,267	1,747
Class B common stock	447	453	459
Undistributed earnings (losses)	$ (5,378)	$ (18,737)	$ 3,326
Common stock undistributed earnings (losses)	$ (4,502)	$ (15,573)	$ 2,635
Class B common stock undistributed earnings (losses) - basic	(876)	(3,164)	691
Total undistributed earnings (losses) - common stock and Class B common stock - basic	$ (5,378)	$ (18,737)	$ 3,326
Common stock undistributed earnings (losses)	$ (4,502)	$ (15,573)	$ 2,653
Class B common stock undistributed earnings (losses) - diluted	(876)	(3,164)	673
Total undistributed earnings (losses) - Class B common stock - diluted	$ (5,378)	$ (18,737)	$ 3,326
Denominator for basic and diluted EPS:			
Denominator for basic EPS:			
Common stock weighted average shares	14,315	13,822	10,872
Class B common stock weighted average shares, and shares under if-converted method for diluted earnings per share	3,093	3,120	3,168
Effect of dilutive securities:			
Unvested restricted stock awards	—	—	33
Dilutive stock options	—	—	345
Denominator for diluted EPS adjusted weighted average shares and assumed conversions	17,408	16,942	14,418
Net income (loss) per common share - basic:			
Common share	$ (0.15)	$ (0.96)	$ 0.40
Class B common share	$ (0.14)	$ (0.87)	$ 0.36
Net income (loss) per common share - diluted:			
Common share	$ (0.15)	$ (0.96)	$ 0.38
Class B common share	$ (0.14)	$ (0.87)	$ 0.36
Common stock options that were anti-dilutive and not included in dilutive earnings per common share	1,852	1,701	1,155

Derivatives and Hedging Activities: The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders' equity.

New Accounting Pronouncement: In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123, *Accounting for Stock-Based Compensation*. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is effective at the beginning of the next fiscal year that begins after June 15, 2005, or the Company's fiscal year 2007. The Company is evaluating the impact of the adoption of SFAS No.123(R) on the financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes* and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating the impact of the adoption of FIN 48 on the financial statements.

Note B — Goodwill and Other Intangible Assets

The Company performs an annual goodwill impairment assessment using a two-step, fair-value based test. The first step compares the fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is reported. The Company determined that the following components qualified as reporting units: RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), Display Systems Group (DSG), Burtek and Security Systems Division (SSD) excluding Burtek. The Company used a discounted cash flow valuation (income approach) to determine the fair value of each of the reporting units. Sales, net income, and Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) multiples (market approaches) were used as a check against the impairment implications derived under the income approach.

The Company performed its annual impairment test as of the third quarter of fiscal 2006. The Company did not find any indication that an impairment existed and, therefore, no impairment loss was recorded as a result of completing the annual impairment test.

The table below provides changes in carrying value of goodwill by reportable segment which includes RFPD, EDG, SSD, and DSG:

Goodwill

	Reportable Segments				
	RFPD	EDG	SSD	DSG	Total
Balance at May 29, 2004	$ —	$ 876	$1,482	$ 3,420	$ 5,778
Additions	244	—	—	26	270
Foreign currency translation	1	5	95	—	101
Balance at May 28, 2005	245	881	1,577	3,446	6,149
Additions	—	—	—	6,501	6,501
Foreign currency translation	7	12	235	164	418
Balance at June 3, 2006	$ 252	$ 893	$1,812	$10,111	$13,068

The addition to goodwill in fiscal 2006 represents the acquisition of A.C.T. Kern GmbH & Co. KG (Kern) located in Germany, effective June 1, 2005. The cash outlay for Kern was $6,550, net of cash acquired. Kern is one of the leading display technology companies in Europe with worldwide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses, and other industries.

The following table provides changes in carrying value of other intangible assets not subject to amortization:

Other Intangible Assets Not Subject to Amortization

	Reportable Segments				
	RFPD	IPG	SSD	DSG	Total
Balance at May 29, 2004	$ —	$ 9	$ 248	$ —	$ 257
Foreign currency translation	—	—	30	—	30
Balance at May 28, 2005	—	9	278	—	287
Foreign currency translation	—	—	43	—	43
Balance at June 3, 2006	$ —	$ 9	$ 321	$ —	$ 330

Intangible assets subject to amortization as well as amortization expense are as follows:

Intangible Assets Subject to Amortization as of

	June 3, 2006	May 28, 2005
Gross amounts:		
Deferred financing costs	$ 4,639	$ 2,968
Patents and trademarks	478	554
Total gross amounts	$ 5,117	$ 3,522
Accumulated amortization		
Deferred financing costs	$ 2,559	$ 2,241
Patents and trademarks	475	523
Total accumulated amortization	$ 3,034	$ 2,764

Deferred financing costs increased during fiscal 2006 primarily due to the issuance of the Company's 7¾% notes and the 8% notes (see Note G).

Amortization of Intangible Assets Subject to Amortization

	June 3, 2006	May 28, 2005
Deferred financing costs	$ 361	$ 306
Patents and trademarks	1	13
Total	$ 362	$ 319

The amortization expense associated with the intangible assets subject to amortization is expected to be $454, $454, $453, $365, $305, and $50 in fiscal 2007, 2008, 2009, 2010, 2011, and 2012, respectively. The weighted average number of years of amortization expense remaining is 5.43.

(In thousands, except per share amounts)

Note C — Assets Held for Sale

On August 4, 2005, the Company entered into a contract to sell approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3,000. The contract is subject to a number of conditions, including inspections, environmental testing, and other customary conditions. The sale of the real estate and building is expected to close during the first or second quarter of fiscal 2007, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

In July 2006, the Company offered to sell a building located in Brazil for $858. The sale of the building is expected to close during the next year, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

Note D — Restructuring and Severance Charges

As a result of the Company's fiscal 2005 restructuring initiative, a restructuring charge, including severance and lease termination costs of $2,152, was recorded in selling, general and administrative expenses (SG&A) in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance and related costs were adjusted resulting in a $183 decrease in SG&A due to the difference between estimated severance costs and the actual payouts. Severance costs of $724 and $1,108 were paid in fiscal 2006 and 2005, respectively. During fiscal 2006, the employee severance and related costs were adjusted resulting in a $123 decrease in SG&A due to the difference between estimated severance costs and actual payouts. The remaining balance payable in fiscal 2007 has been included in accrued liabilities. Terminations affected over 60 employees across various business functions, operating units, and geographic regions.

During the fourth quarter of fiscal 2003, the Company took certain actions to align its inventory and cost structure to current sales levels amid continued weakness in the global economy and limited demand visibility. Terminations affected over 70 employees across various business functions, operating units, and geographic regions. During the second quarter of fiscal 2004, the Company adjusted employee severance and related costs and lease termination resulting in a $498 decrease in SG&A due to the difference between the estimated severance costs and the actual payouts and was recorded in the quarter ended November 29, 2003. The lease termination did not occur as the agreement for the replacement facility was not finalized. The lease termination reversal was recorded in the quarter ended August 30, 2003.

As of June 3, 2006, the following tables depict the amounts associated with the activity related to restructuring by reportable segments:

Fiscal 2004

	Restructuring Liability May 31, 2003	Reserve Recorded Fiscal 2004	Payments Fiscal 2004	Adjustment to Reserve Fiscal 2004	Restructuring Liability May 29, 2004
Employee severance and related costs:					
RFPD	$ 343	$ 289	$ (632)	$ —	$ —
EDG	81	—	(81)	—	—
SSD	121	—	(121)	—	—
DSG	38	—	(38)	—	—
Corporate	609	—	(321)	(288)	—
Total	1,192	289	(1,193)	(288)	—
Lease termination costs:					
SSD	210	—	—	(210)	—
Total	$ 1,402	$ 289	$(1,193)	$ (498)	$ —

Fiscal 2005

	Restructuring Liability May 29, 2004	Reserve Recorded Fiscal 2005	Payments Fiscal 2005	Adjustment to Reserve Fiscal 2005	Restructuring Liability May 28, 2005
Employee severance and related costs:					
RFPD	$ —	$ 909	$ (392)	$ (199)	$ 318
EDG	—	325	(142)	—	183
SSD	—	99	(90)	16	25
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70
Total	—	2,117	(1,108)	(183)	826
Lease termination costs:					
SSD	—	35	—	—	35
Total	$ —	$ 2,152	$(1,108)	$ (183)	$ 861

Fiscal 2006

	Restructuring Liability May 28, 2005	Reserve Recorded Fiscal 2006	Payments Fiscal 2006	Adjustment to Reserve Fiscal 2006	Restructuring Liability June 3, 2006
Employee severance and related costs:					
RFPD	$ 318	$ —	$ (289)	$ (29)	$ —
EDG	183	—	(73)	(110)	—
SSD	25	—	(22)	(3)	—
DSG	230	—	(227)	(3)	—
Corporate	70	—	(78)	22	14
Total	826	—	(689)	(123)	14
Lease termination costs:					
SSD	35	—	(35)	—	—
Total	$ 861	$ —	$ (724)	$ (123)	$ 14

In an effort to reduce the Company's global operating costs related to logistics, selling, general, and administrative expenses and to better align its operating and tax structure on a global basis, the Company has now begun to implement a global restructuring plan. This plan is intended to substantially reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization. Over the next fiscal year, the Company will be implementing a more tax-effective supply chain structure for Europe and Asia/Pacific, restructuring its Latin American operations, and reducing the total workforce which includes eliminating and restructuring layers of management.

The total restructuring and severance costs to implement the plan are estimated to be $6,000, of which $2,724 of severance costs were recorded in the fourth quarter of fiscal 2006 and the balance will be incurred in fiscal 2007 as the plan is implemented. The Company expects to realize the full impact of the cost savings from the restructuring plan in fiscal 2008.

Note E — Acquisitions

Fiscal 2006: In June 2005, the Company acquired Kern located in Germany, a leading display technology company in Europe. The cash outlay for Kern was $6,550, net of cash acquired. Kern has been integrated into DSG. In addition, on October 1, 2005, the Company acquired certain assets of Image Systems Corporation (Image Systems), a subsidiary of Communications Systems, Inc. in Hector, Minnesota, which is a specialty supplier of displays, display controllers, and calibration software for the healthcare market. The initial cash outlay for Image Systems was $250. Both Kern and Image Systems have been integrated into DSG. The acquisitions were not deemed material under SFAS 141, *Business Combinations*, to include the pro-forma effects of the acquisitions.

Fiscal 2005: The aggregate cash outlay in 2005 for business acquisitions was $971. A $545 earn out payment was made in the first quarter of fiscal 2005 associated with the Pixelink acquisition made in fiscal 1999 as the business unit achieved certain operating performance criteria. In December 2004, the Company acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was $426, which was paid in cash. Evergreen Trading Company has been integrated into EDG.

Fiscal 2004: The aggregate cash outlay in 2004 for business acquisitions was $6,196, representing additional consideration paid for certain business acquisitions made in prior periods due to the acquired businesses achieving certain targeted operating levels.

Note F — Disposal of Assets

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The sale resulted in a gain of $9,907 before taxes and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

Note G — Debt Financing

Long-term debt consists of the following:

	June 3, 2006	May 28, 2005
8¼% convertible debentures, due June 2006	$ —	$ 17,538
7¼% convertible debentures, due December 2006	—	4,753
7¾% convertible notes, due December 2011	44,683	44,683
8% convertible notes, due June 2011	25,000	—
Floating-rate multi-currency revolving credit agreement, due October 2009 (6.92% at June 3, 2006)	57,089	53,314
Other	36	45
Total debt	126,808	120,333
Less: current portion	(14,016)	(22,305)
Long-term debt	$112,792	$ 98,028

At June 3, 2006, the Company maintained $112,792 in long-term debt, primarily in the form of the issuance of two series of convertible notes and a multi-currency revolving credit agreement (credit agreement). The Company used the net proceeds from the sale of the 8% notes to repay amounts outstanding under its credit agreement. The Company redeemed all of the outstanding 8¼% debentures on December 23, 2005 in the amount of $17,538 and redeemed all of the outstanding 7¼% debentures on December 30, 2005 in the amount of $4,753 by borrowing amounts under the credit agreement to effect these redemptions. The Company maintains $14,000 of the 8% notes in current portion of long-term debt at June 3, 2006. This current classification is due to the Company entering into two separate agreements in August 2006 with certain holders of its 8% notes to purchase $14,000 of the 8% notes. As the 8% notes are subordinate to the Company's existing credit agreement, the Company received a waiver from its lending group to permit the purchase. The purchases will be financed through additional borrowings under the Company's credit agreement. In the first quarter of fiscal 2007, the Company will record early extinguishment expenses of approximately $2,700.

On November 21, 2005, the Company sold $25,000 in aggregate principal amount of 8% notes due 2011 pursuant to an indenture dated November 21, 2005. The 8% notes bear interest at a rate of 8% per annum, however the Company is paying an additional 1% as a result of failing to register the 8% notes by March 21, 2006. Interest is due on June 15 and December 15 of each year. The 8% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $10.31 per share, subject to adjustment in certain circumstances. In addition, the Company may elect to automatically convert the 8% notes into shares of common stock if the trading price of the common stock exceeds 150% of the conversion price of the 8% notes for at least 20 trading days during any 30 trading day period subject to a payment of three years of interest if the Company elects to convert the 8% notes prior to December 20, 2008.

The indenture provides that on or after December 20, 2008, the Company has the option of redeeming the 8% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 8% notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Holders may require the Company to repurchase all or a portion of their 8% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 100% of the principal amount of the 8% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The 8% notes are unsecured and subordinate to the Company's existing and future senior debt. The 8% notes rank on parity with the Company's existing 7¾% notes.

On February 14, 2005, the Company entered into separate exchange agreements pursuant to which a small number of holders of the Company's existing 7¼% debentures and 8¼% debentures, agreed to exchange $22,221 in aggregate principal amount of 7¼% debentures and $22,462 in aggregate principal amount of 8¼% debentures for $44,683 in aggregate principal amount of newly-issued 7¾% notes due December 2011.

(In thousands, except per share amounts)

On February 15, 2005, the Company issued the 7¾% notes pursuant to an indenture dated February 14, 2005. The 7¾% notes bear interest at the rate of 7¾% per annum. Interest is due on June 15 and December 15 of each year. The 7¾% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $18.00 per share, subject to adjustment in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the 7¾% notes into shares of common stock if the trading price of the common stock exceeds 125% of the conversion price of the 7¾% notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the automatic conversion notice.

The indenture provides that on or after December 19, 2006, the Company has the option of redeeming the 7¾% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 7¾% notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. However, from December 19, 2006 until December 19, 2007, the 7¾% notes will be redeemable only if the trading price of the Company's common stock exceeds 125% of the conversion price of the 7¾% notes for at least twenty trading days during any thirty trading day period. Holders may require the Company to repurchase all or a portion of their 7¾% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 101% of the principal amount of the 7¾% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The Company may, at its option, pay the change of control purchase price in cash, shares of its common stock (valued at 97.5% of the market price), or a combination thereof. The 7¾% notes are unsecured and subordinated to the Company's existing and future senior debt. The 7¾% notes rank on parity with the Company's 8% notes.

The 7¾% notes were issued through a private offering to qualified institutional buyers under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. In connection with the exchange, on February 15, 2005, the Company also entered into a resale registration rights agreement with the existing holders who participated in the exchange offer. Pursuant to the resale registration rights agreement, the Company filed a registration statement for the resale of the 7¾% notes and the shares of common stock issuable upon conversion of the 7¾% notes on May 26, 2005. The Company agreed to keep the shelf registration statement effective until two years after the latest date on which it issues 7¾% notes in connection with the exchange, subject to certain terms and conditions.

In October 2004, the Company renewed its credit agreement with the current lending group in the amount of approximately $109,000 (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement expires in October 2009, and the outstanding balance at that time will become due. At June 3, 2006, $57,089 was outstanding on the credit agreement. The new credit agreement is principally secured by the Company's trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At June 3, 2006, the applicable margin was 225 basis points. Outstanding letters of credit were $1,696 at June 3, 2006, leaving an unused line of $52,993 under the total credit agreement; however, this amount was reduced to $7,467 due to maximum permitted leverage ratios. The commitment fee related to the agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. The Company's credit agreement consists of the following facilities as of June 3, 2006:

	Capacity	Amount Outstanding	Weighted Average Interest Rate
US Facility	$ 70,000	$ 45,700	7.21 %
Canada Facility	15,418	5,136	6.00 %
Sweden Facility	8,898	—	—
UK Facility	8,393	4,476	6.93 %
Euro Facility	6,404	—	—
Japan Facility	2,665	1,777	1.85 %
Total	$ 111,778	$ 57,089	6.92 %

Note: Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

At March 4, 2006, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio and tangible net worth covenants. On August 4, 2006, the Company received a waiver from its lending group for the defaults and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14,000 of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain sales transactions contemplated by the Company; (v) eliminated the Company's Sweden Facility; (vi) reduced the Company's Canada Facility by approximately $5,400; (vii) changed the definition of "Adjusted EBITDA" for covenant purposes; and (viii) provided that the Company maintain excess availability on the borrowing base of not less than $20,000 until the Company filed its Form 10-Q for the quarter ended March 4, 2006, at which time the Company will maintain excess availability of the borrowing base of not less than $10,000.

At September 3, 2005, the Company was not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

The credit agreement and note indentures contain financial covenants which include benchmark levels for tangible net worth, borrowing base, senior funded debt to cash flow, and annual debt service coverage. At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. The amendment also provided that the Company would maintain excess availability on the borrowing base of not less than $23,000 until June 30, 2006 if a default or event of default does not exist on or before this date. The applicable margin pricing was increased by 25 basis points. In addition, the amendment extended the Company's requirement to refinance the remaining $22,291 aggregate principal amount of the 7¼% debentures and the 8¼% debentures from February 28, 2006 to June 10, 2006.

As more fully described in Note B to the Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended May 28, 2005, as a result of errors discovered by the Company, the consolidated financial statements for fiscal 2005, 2004, and 2003 have been amended and restated to correct these errors. As a result, the Company would not have been in compliance with its tangible net worth covenant for the third quarter of fiscal 2005 and its leverage ratio and tangible net worth covenants as of the end of fiscal 2005. On August 4, 2006, the Company received a waiver from its lending group for defaults arising from the restatement and executed an amendment to the credit agreement.

In the following table, the estimated fair values of the Company's 7¼% debentures, 8¼% debentures, 7¾% notes, and 8% notes are based on quoted market prices at the end fiscal year 2006 and 2005. The fair values of the bank term loans are based on carrying value.

	June 3, 2006		May 28, 2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
8¼% convertible debentures	$ —	$ —	$ 17,538	$ 17,713
7¼% convertible debentures	—	—	4,753	4,777
7¾% convertible notes	44,683	36,840	44,683	44,460
8% convertible notes	25,000	23,841	—	—
Floating-rate multi-currency revolving credit agreement	57,089	57,089	53,314	53,314
Financial instruments	—	—	—	—
Other	36	36	45	45
Total	126,808	117,806	120,333	120,309
Less: current portion	(14,016)	(13,367)	(22,305)	(22,504)
Total	$112,792	$104,439	$ 98,028	$ 97,805

The Company's ability to service its debt and meet its other obligations as they come due is dependent on its future financial and operating performance. This performance is subject to various factors, including factors beyond the Company's control such as changes in global and regional economic conditions, changes in its industry or the end markets for its products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs.

Aggregate maturities of debt during the next five years are: $14,016 in fiscal 2007, $16 in fiscal 2008, $4 in fiscal 2009, $57,089 in fiscal 2010, $0 in fiscal 2011, and $55,683 thereafter. Cash payments for interest were $9,026, $9,131, $10,404, in fiscal 2006, 2005, and 2004, respectively.

Note H — Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders' equity.

The Company entered into various LIBOR-based interest rate swap arrangements from September 2000 through March 2001 to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. The interest rate swap changed the variable-rate cash flow exposure on the credit agreement to fixed-rate cash flows by entering into a receive-variable, pay-fixed interest rate swap. Under the interest rate swap, the Company received LIBOR-based variable interest rate payments and made fixed interest rate payments, thereby creating fixed-rate long-term debt. This swap agreement was accounted for as a qualifying cash flow hedge of the future variable-rate interest payments in accordance with SFAS No. 133, whereby changes in the fair market value were reflected as adjustments to the fair value of the derivative instrument as reflected on the accompanying Consolidated Balance Sheets.

The fair value of the interest rate swap agreement was determined periodically by obtaining quotations from the financial institution that was the counterparty to the Company's swap arrangement. The fair value represented an estimate of the net amount that the Company would have received if the agreement was transferred to another party or cancelled as of the date of the valuation. Changes in the fair value of the interest rate swap were reported in accumulated other comprehensive income, which is an element of stockholders' equity. These amounts were subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affected earnings. During the fiscal year ended May 28, 2005, the Company had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7% that expired July 2004. Additional interest expense recorded in the Consolidated Statements of Operations related to these agreements was $102 and $1,265 in fiscal 2005 and 2004, respectively. The Company did not have any derivative instruments recorded in the consolidated balance sheet at June 3, 2006 and May 28, 2005.

(In thousands, except per share amounts)

Note I — Lease Obligations, Other Commitments, and Contingency

The Company leases certain warehouse and office facilities and office equipment under non-cancelable operating leases. Rent expense for fiscal 2006, 2005, and 2004 was $5,625, $5,101, and $4,035, respectively. At June 3, 2006, future lease commitments for minimum rentals, including common area maintenance charges and property taxes, are $6,263 in fiscal 2007, $3,598 in fiscal 2008, $2,567 in fiscal 2009, $1,658 in fiscal 2010, $1,192 in fiscal 2011 and $3,394 thereafter.

Note J — Income Taxes

The components of income (loss) before income taxes are:

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
United States	$ (9,952)	$ (4,159)	$ (311)
Foreign	15,528	12,742	8,228
Income before income taxes	$ 5,576	$ 8,583	$ 7,917

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% in fiscal 2006, 2005, and 2004 as a result of the following items:

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
Federal statutory rate	34.0 %	34.0 %	34.0 %
Effect of:			
State income taxes, net of federal tax benefit	(6.2)	(1.6)	—
Export benefit	—	(2.0)	(5.6)
Foreign taxes at other rates	3.8	7.1	0.9
Tax refund from foreign tax appeal	(17.9)	—	—
Net increase in valuation allowance for deferred tax assets	129.9	194.0	—
Unrepatriated earnings	—	57.3	—
Other	3.8	(2.2)	0.8
Effective tax rate	147.4 %	286.6 %	30.1 %

The effective income tax rates for fiscal 2006 and 2005 were 147.4% and 286.6%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company's geographical distribution of taxable income or losses and valuation allowances related to net operating losses. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $7,242, which increased the effective income tax rate by 129.9%. For fiscal 2005, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $16,655, which increased the effective income tax rate by 194.0%. In addition, deferred tax liabilities related to unrepatriated earnings previously considered permanently reinvested also increased the effective income tax rate in fiscal 2005 by 57.3%.

The provisions for income taxes consist of the following:

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
Current:			
Federal	$ —	$ —	$ —
State	—	151	(209)
Foreign	5,701	6,743	1,226
Total current	5,701	6,894	1,017
Deferred:			
Federal	1,926	16,540	(206)
State	198	1,254	147
Foreign	393	(88)	1,427
Total deferred	2,517	17,706	1,368
Income tax provision (benefit)	$ 8,218	$ 24,600	$ 2,385

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at June 3, 2006 and May 28, 2005 are as follows:

	June 3, 2006	May 28, 2005
Deferred tax assets:		
Intercompany profit in inventory	$ 238	$ 1,249
NOL carryforwards - foreign and domestic	12,431	13,926
Inventory valuation	13,965	12,363
Goodwill	1,531	1,918
Alternative minimum tax credit carryforward	1,189	1,189
Severance reserve	1,074	—
Other	1,954	2,045
Subtotal	32,382	32,690
Valuation allowance - foreign and domestic	(25,840)	(20,695)
Net deferred tax assets after valuation allowance	6,542	11,995
Deferred tax liabilities:		
Accelerated depreciation	(3,275)	(2,822)
Unrepatriated earnings	—	(4,918)
Other	(440)	—
Subtotal	(3,715)	(7,740)
Net deferred tax assets	$ 2,827	$ 4,255
Supplemental disclosure of deferred tax asset information:		
Domestic	$ 27,333	$ 26,472
Foreign	$ 5,049	$ 6,218

At June 3, 2006, domestic net operating loss carryforwards (NOL) amount to approximately $21,345. These NOLs expire between 2024 and 2026. Foreign net operating loss carryforwards total approximately $14,459 with various or indefinite expiration dates. During fiscal 2005, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $15,886 was established to offset certain domestic deferred tax assets, primarily inventory valuation, and domestic net operating loss carryforwards. In addition, the Company recorded an additional valuation allowance of approximately $769 relating to deferred tax assets relating to certain foreign subsidiaries. In fiscal 2006, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2,227. The Company believes that in order to reverse the recorded valuation allowance in any subsidiary, the Company would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. The Company also has an alternative minimum tax credit carryforward at June 3, 2006, in the amount of $1,189 that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $6,305, $3,272, and $1,656 in fiscal 2006, 2005, and 2004, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company's foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, *Accounting for Income Taxes-Special Areas*. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, the Company determined that approximately $12.9 million of one of its foreign subsidiaries' earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management's potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability of approximately $4.9 million during fiscal 2005. The Company revised its estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in management's potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, the Company revised its strategy and as of June 3, 2006 again and concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not effect the fiscal 2006 tax provision. Cumulative positive earnings of the Company's foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $64.2 million at June 3, 2006. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

In May 2005, the Company was informed by one of its foreign subsidiaries that its records may not be adequate to support the taxable revenues and deductions included within tax returns previously filed for the tax years 2003 and 2004. At this time, the Company has not received notification from any tax authority regarding this matter. The Company has increased its income tax reserve for this potential exposure.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. The Company appealed the income tax assessment; however, the Company paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if the Company's appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in the Company's favor. The Company will receive a refund of approximately $1,000, which was recorded as a reduction to income tax provision during the fourth quarter of fiscal 2006.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The Company did not receive a tax benefit from the current ETI exclusion in fiscal 2006. When this benefit is fully phased out, it will have no impact on the rate.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on the operations of the Company for fiscal 2006 and is expected to have no material impact on the operations of the Company for fiscal 2007, as the Company does not intend at this time to repatriate earnings to the U.S. from foreign countries.

Note K — Stockholders' Equity

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock is limited to 90% of the amount of common stock cash dividends.

Total common stock issued and outstanding, excluding Class B common stock at June 3, 2006, was 14,402 shares, net of treasury shares of 1,261. An additional 10,626 shares of common stock have been reserved for the potential conversion of the convertible notes and Class B common stock and for future issuance under the Employee Stock Purchase Plan and Employee and Non-Employee Director Stock Option Plan.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase common stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At June 3, 2006, the plan had 132 shares reserved for future issuance.

(In thousands, except per share amounts)

Note K — Stockholders' Equity (cont'd)

The Employees' 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan and predecessor plans, 2,015 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

On June 16, 2005, the Board of Directors of the Company adopted the 2006 Stock Option Plan for Non-Employee Directors which authorizes the issuance of up to 400 shares as non-qualified stock options. Under this plan, 400 shares of common stock have been reserved for future issuances relating to stock options exercisable based on the passage of time. Each option is exercisable over a period of time from its date of grant at the market value on the grant date and expires after 10 years. This plan replaces the 1996 Stock Option Plan for Non-Employee Directors which was terminated on June 16, 2005.

The Company applies APB No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below (see Note A - Stock-Based Compensation):

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
Risk-free interest rate	5.0%	3.8%	3.6%
Volatility	43%	47%	47%
Average expected life (years)	5.1	5.0	4.9
Annual dividend rate	$ 0.16	$ 0.16	$ 0.16
Weighted average fair value per option	$ 3.14	$ 3.28	$ 4.57
Fair value of ESPP per share	$ 1.06	$ 1.41	$ 1.32
Fair value of options granted during the year	$ 1,210	$ 946	$ 103

A summary of the share activity and weighted average exercise prices for the Company's option plans is as follows:

	Outstanding		Exercisable	
	Shares	Price	Shares	Price
At May 31, 2003	1,738	$ 9.29	1,111	$ 9.08
Granted	23	11.16		
Exercised	(229)	7.19		
Cancelled	(77)	10.23		
At May 29, 2004	1,455	$ 9.58	1,045	$ 9.58
Granted	313	7.75		
Exercised	(24)	6.96		
Cancelled	(43)	4.05		
At May 28, 2005	1,701	$ 9.46	1,240	$ 9.69
Granted	436	8.14		
Exercised	(41)	7.22		
Cancelled	(244)	8.86		
At June 3, 2006	1,852	$ 9.26	1,230	$ 9.80

The following table summarizes information about stock options outstanding at June 3, 2006:

Exercise	Outstanding			Exercisable		
Price Range	Shares	Price	Life	Shares	Price	Life
$ 5.38 to $ 7.50	549	$ 6.98	3.8	484	$ 6.97	3.6
$ 7.75 to $ 9.00	762	$ 8.16	7.2	245	$ 8.26	3.5
$11.00 to $13.81	541	$13.12	4.1	501	$13.29	3.7
Total	1,852			1,230		

A summary of restricted stock award transactions was as follows:

	Shares
Unvested at May 31, 2003	59
Granted	10
Vested	(31)
Cancelled	(7)
Unvested at May 29, 2004	31
Granted	18
Vested	(29)
Cancelled	(7)
Unvested at May 28, 2005	13
Granted	3
Vested	(12)
Cancelled	—
Unvested at June 3, 2006	4

Compensation effects arising from issuing stock awards were $7, $425, and $403 in fiscal 2006, 2005, and 2004, and have been charged against income and recorded as additional paid-in capital in the Consolidated Balance Sheets.

Note L — Employee Retirement Plans

The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $723, $729, and $1,274 for fiscal 2006, 2005, and 2004, respectively. Such amounts included contributions in stock of $290 for 2004, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note M — Segment and Geographic Information

During the second quarter of fiscal 2006, the Company implemented a reorganization plan encompassing the Company's RF & Wireless Communications Group (RFWC) and Industrial Power Group (IPG) business units. Effective for the second quarter of fiscal 2006, IPG has been designated as Electron Device Group (EDG) and RFWC has been designated as RF, Wireless & Power Division (RFPD). The reorganization was implemented to increase efficiencies by integrating IPG's power conversion sales and product management into RFWC, improving the geographic sales coverage and driving sales growth by leveraging RFWC's larger sales resources. In addition, the Company believes that EDG will benefit from an increased focus on the high-margin tube business with a simplified global sales and product management structure to work more effectively with customers and vendors. The data presented has been reclassified to reflect the reorganization.

The following disclosures are made in accordance with the SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. The Company's strategic business units (SBUs) in fiscal 2006 are: RFPD, EDG, SSD, and DSG.

RFPD serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications, as well as the industrial power conversion market.

EDG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries.

SSD provides security systems and related design services which includes such products as closed circuit television, fire, burglary, access control, sound, and communication products and accessories.

DSG provides system integration and custom display solutions for the public information, financial, point-of-sale, and medical imaging markets.

Each SBU is directed by a Vice President and General Manager who reports to the Chief Executive Officer (CEO). The CEO evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Profit	Direct Operating Contribution	Assets
Fiscal 2006				
RFPD	$ 334,131	$ 75,834	$ 47,194	$ 116,102
EDG	94,443	30,438	19,644	42,878
SSD	108,843	27,279	7,872	36,071
DSG	95,010	24,509	9,156	37,568
Total	$ 632,427	$ 158,060	$ 83,866	$ 232,619
Fiscal 2005				
RFPD	$ 296,334	$ 64,853	$ 34,225	$ 98,592
EDG	92,174	29,401	17,682	44,110
SSD	105,581	26,889	9,153	34,457
DSG	78,078	17,865	7,793	25,064
Total	$ 572,167	$ 139,008	$ 68,853	$ 202,223
Fiscal 2004				
RFPD	$ 256,270	$ 58,408	$ 33,142	$ 101,731
EDG	87,856	27,642	18,137	34,126
SSD	101,979	26,045	10,501	33,257
DSG	66,452	17,105	9,228	23,358
Total	$ 512,557	$ 129,200	$ 71,008	$ 192,472

A reconciliation of net sales, gross profit, operating income, and assets to the relevant consolidated amounts is as follows. Other assets not identified include miscellaneous receivables, manufacturing inventories, and other assets.

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
Segment net sales	$ 632,427	$ 572,167	$ 512,557
Corporate	5,513	6,557	7,266
Net sales	$ 637,940	$ 578,724	$ 519,823
Segment gross profit	$ 158,060	$ 139,008	$ 129,200
Manufacturing variances and other costs	(2,291)	(3,014)	(2,478)
Gross profit	$ 155,769	$ 135,994	$ 126,722
Segment contribution	$ 83,866	$ 68,853	$ 71,008
Manufacturing variances and other costs	(2,291)	(3,014)	(2,478)
Regional selling expenses	(19,231)	(19,065)	(18,109)
Administrative expenses	(46,215)	(40,527)	(31,667)
Gain (loss) on disposal of assets	(3)	9,918	(579)
Operating income	$ 16,126	$ 16,165	$ 18,175
Segment assets	$ 232,619	$ 202,223	$ 192,472
Cash and cash equivalents	17,010	24,301	16,572
Other current assets	19,098	20,211	20,170
Net property	32,357	31,712	30,534
Other assets	8,215	5,493	21,287
Total assets	$ 309,299	$ 283,940	$ 281,035

(In thousands, except per share amounts)

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Europe, Asia/Pacific, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and non-area specific sales.

Net sales, gross profit, operating income, and long-lived assets (net property and other assets, excluding investments, other intangible assets and non-current deferred income taxes) are presented in the table below.

	Fiscal Year Ended		
	June 3, 2006	May 28, 2005	May 29, 2004
Net Sales			
United States	$ 233,682	$ 227,341	$ 205,810
Canada	85,680	76,367	69,681
North America	319,362	303,708	275,491
Europe	140,870	123,846	116,714
Asia/Pacific	148,000	124,799	104,068
Latin America	24,336	21,366	20,065
Corporate	5,372	5,005	3,485
Total	$ 637,940	$ 578,724	$ 519,823
Gross Profit			
United States	$ 60,509	$ 57,988	$ 52,782
Canada	24,117	22,274	18,981
North America	84,626	80,262	71,763
Europe	38,608	34,345	32,619
Asia/Pacific	35,533	29,691	23,304
Latin America	6,786	5,879	4,860
Corporate	(9,784)	(14,183)	(5,824)
Total	$ 155,769	$ 135,994	$ 126,722
Operating Income			
United States	$ 29,285	$ 26,546	$ 25,722
Canada	11,016	10,790	8,795
North America	40,301	37,336	34,517
Europe	11,134	7,814	11,109
Asia/Pacific	20,629	17,028	12,838
Latin America	1,080	280	(156)
Corporate	(57,018)	(46,293)	(40,133)
Total	$ 16,126	$ 16,165	$ 18,175
Long-Lived Assets			
United States	$ 26,208	$ 26,913	$ 26,071
Canada	2,062	776	806
North America	28,270	27,689	26,877
Europe	2,559	2,593	2,765
Asia/Pacific	1,468	1,120	593
Latin America	1,078	1,265	1,036
Total	$ 33,375	$ 32,667	$ 31,271

Historically, the Company has not tracked capital expenditures and depreciation by SBU as the majority of the spending relates to Corporate projects. In fiscal 2006, capital expenditures primarily related to the implementation of various modules and upgrades of PeopleSoft and facility improvements.

The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts, and actual losses have been consistently within management's estimates.

Note N — Litigation

The Company is involved in several pending judicial proceedings concerning matters arising in the ordinary course of its business. While the outcome of litigation is subject to uncertainties, based on currently available information, the Company believes that, in the aggregate, the results of these proceedings will not have a material adverse effect on its financial condition.

Note O — Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the fiscal years ended June 3, 2006, May 28, 2005, and May 29, 2004:

Description	Balance at beginning of period	Charged to expenses	Deductions	Balance at end of period
Year ended June 3, 2006:				
Allowance for doubtful accounts	$ 1,934	$ 1,326 (1)	$1,118 (2)	$ 2,142
Inventory overstock reserve	$ 28,492	$ 1,765 (3)	$5,000 (7)	$ 25,257
Deferred tax asset valuation	$ 20,695	$ 5,145	$ —	$ 25,840
Warranty reserves	$ 1,439	$ 932	$1,535 (6)	$ 836
Year ended May 28, 2005:				
Allowance for doubtful accounts	$ 2,516	$ 894 (1)	$1,476 (2)	$ 1,934
Inventory overstock reserve	$ 26,617	$ 4,225 (3)	$2,350 (7)	$ 28,492
Deferred tax asset valuation	$ 4,040	$ 16,655 (4)	$ —	$ 20,695
Warranty reserves	$ 802	$ 958	$ 321	$ 1,439
Year ended May 29, 2004:				
Allowance for doubtful accounts	$ 3,350	$ (409) (1)	$ 425 (2)	$ 2,516
Inventory overstock reserve	$ 34,015	$ 2,168 (3)	$9,566 (5)	$ 26,617
Deferred tax asset valuation	$ 1,586	$ 2,454	$ —	$ 4,040
Warranty reserves	$ 672	$ 459	$ 329	$ 802

(1) Charges to bad debt expense.
(2) Uncollectible amounts written off, net of recoveries and foreign currency translation.
(3) Charges to cost of sales.
(4) Tax provisions recorded to increase the valuation allowance related to deferred tax assets in the U.S. ($15.9 million) and outside the U.S. ($0.8 million).
(5) Inventory disposed of during the period ($3.6 million), LIFO reversal ($4.0 million), and reclassification to LCM ($2.0 million).
(6) A change in estimate of $0.9 million was recorded during the second quarter of fiscal 2006.
(7) Inventory disposed of during the period.

Note P — Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2006:				
Net sales	$158,145	$155,837	$152,128	$171,830
Gross profit	38,532	39,506	37,089	40,642
Net income (loss)	$ 1,820	$ 293	$ (1,146)	$ (3,609)
Net income (loss) per share - basic:				
- Common stock	$ 0.11	$ 0.02	$ (0.07)	$ (0.21)
- Class B common stock	$ 0.10	$ 0.02	$ (0.06)	$ (0.19)
Net income (loss) per share - diluted:				
- Common stock	$ 0.10	$ 0.02	$ (0.07)	$ (0.21)
- Class B common stock	$ 0.10	$ 0.02	$ (0.06)	$ (0.19)
Fiscal 2005:				
Net sales	$138,447	$151,274	$141,700	$147,303
Gross profit	33,855	35,862	33,666	32,611
Net income (loss)	$ 904	$ 3,290	$ (22,687)	$ 2,476
Net income (loss) per share - basic:				
- Common stock	$ 0.06	$ 0.19	$ (1.34)	$ 0.15
- Class B common stock	$ 0.05	$ 0.17	$ (1.20)	$ 0.13
Net income (loss) per share - diluted:				
- Common stock	$ 0.06	$ 0.19	$ (1.34)	$ 0.14
- Class B common stock	$ 0.05	$ 0.17	$ (1.20)	$ 0.13

(1) In the third quarter of fiscal 2005, the Company recorded a $2.2 million restructuring charge to selling, general and administrative expenses as the Company terminated over 60 employees. In addition, the Company recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to the Company's deferred tax assets in the U.S. ($15.9 million) and outside the U.S. ($0.8 million).

(2) In the fourth quarter of fiscal 2006, the Company recorded severance costs of $2.7 million to selling, general and administrative expenses for certain employees whose termination costs became probable and estimable. In the fourth quarter, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.:

We have audited the accompanying consolidated balance sheet of Richardson Electronics, Ltd. as of June 3, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. at June 3, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richardson Electronics, Ltd.'s internal control over financial reporting as of June 3, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 22, 2006, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst & Young LLP
Chicago, Illinois

August 22, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.:

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended May 28, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended May 28, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Chicago, Illinois

August 26, 2005, except for Stock-Based Compensation and Earnings Per Share sections of Note A to the consolidated financial statements, as to which the date is February 1, 2006, and Note G and the geographic and long-lived asset information included in Note M to the consolidated financial statements, as to which date is August 30, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.:

We have audited management's assessment, included in the accompanying Management's Report on Internal control over Financial Reporting (Item 9A.(b)), that Richardson Electronics, Ltd. (the Company) did not maintain effective internal control over financial reporting as of June 3, 2006, because of the effect of a material weakness related to deferred tax asset valuation allowances, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Richardson Electronics, Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment as of June 3, 2006.

> The Company did not effectively perform an evaluation of the reasonableness of assumptions with respect to the realizability of deferred tax assets.
>
> The Company did not have appropriate controls in place to determine that valuation allowances provided for deferred tax assets were determined in accordance with income tax accounting standards. This control deficiency resulted in material errors in the deferred tax asset valuation allowances which required adjustment to the Company's financial statements for fiscal 2006 and the third quarter of 2006 and restatement of the Company's financial statements for fiscal 2005, for the third quarter of 2005 and for the first and second quarters of fiscal 2006.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the June 3, 2006 financial statements, and this report does not affect our report dated August 22, 2006 on those financial statements.

In our opinion, management's assessment that Richardson Electronics, Ltd. did not maintain effective internal control over financial reporting as of June 3, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Richardson Electronics, Ltd. has not maintained effective internal control over financial reporting as of June 3, 2006, based on the COSO criteria.

Ernst & Young LLP
Chicago, Illinois

August 22, 2006

Stockholder Information

Corporate Office
Richardson Electronics, Ltd.
40W267 Keslinger Road • P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200
Internet: www.rell.com/investor.asp • E-mail: info@rell.com

Annual Meeting
We encourage stockholders to attend the annual meeting scheduled for Tuesday, October 17, 2006, at 3:15 PM at the Company's corporate office. Further details are available in your proxy materials.

Independent Auditors
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Transfer Agent and Registrar
LaSalle Bank
135 South LaSalle Street
Chicago, IL 60603

Equity Research Reports
21st Century Equity Research
Craig-Hallum Capital Group

Form 10-K and Other Information
A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, and the Corporate Code of Conduct are available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393. Press releases and other information can be found on the Internet at the Company's home page at *http://www.rell.com/investor.asp*

Market Price of Common Stock

The Company's common stock is traded on The NASDAQ Global Market under the trading symbol "RELL." There is no established public trading market for the Company's Class B common stock. As of August 28, 2006, there were approximately 899 stockholders of record for their common stock and approximately 18 stockholders of record for their Class B common stock. The following table sets forth, for the periods indicated, the high and low bid prices per share of "RELL" common stock as reported on The NASDAQ Global Market.

	2006		2005	
Fiscal Quarters	High	Low	High	Low
First	$ 9.38	$ 6.55	$ 11.96	$ 7.53
Second	8.50	6.78	11.30	7.50
Third	9.05	6.89	11.76	9.70
Fourth	9.40	6.24	11.49	7.46

Annual dividend payments for fiscal 2006 amounted to $2.7 million. All future payments of dividends are at the discretion of the board of directors and will depend on earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant. In each of the last 19 years, the Company has paid a quarterly dividend of $0.04 per common share and $0.036 per class B common share. The Company currently expects to continue paying dividends at this historical rate in fiscal 2007.

Officers and Directors

Corporate Officers

Edward J. Richardson
Chairman of the Board, Chief Executive Officer and President

Larry Blaney
Executive Vice President and General Manager, Display Systems Group

Pierluigi Calderone
Vice President and Director, European Operations

David J. DeNeve
Senior Vice President and Chief Financial Officer

Wendy S. Diddell
Executive Vice President and General Manager, Security Systems Division

David J. Gilmartin
Vice President, General Counsel and Secretary

Joseph C. Grill
Senior Vice President, Human Resources

Murray J. Kennedy
Executive Vice President and General Manager, Electron Device Group

Brad R. Knechtel
Vice President, Supply Chain Management

Kathleen M. McNally
Senior Vice President, Marketing Operations and Customer Support

Gregory J. Peloquin
Executive Vice President and General Manager, RF, Wireless & Power Division

William G. Seils
Of Counsel and Assistant Secretary

Board of Directors

Edward J. Richardson (1, 5)

Arnold R. Allen (5)
Management Consultant

Jacques Bouyer (3,4,5)
Retired Chief Executive Officer and Chairman of the Board of Philips Components - France

Scott Hodes (3, 5)
Partner, Law Firm of Bryan Cave LLP

Bruce W. Johnson (1,5)
Retired President and Chief Operating Officer, Richardson Electronics, Ltd.

Ad Ketelaars (5)
Chief Executive Officer, NEC Philips Unified Solutions

John R. Peterson (2,5)
Managing Director, Cleary Gull Inc.

Harold L. Purkey (2, 5)
Retired Managing Director, First Union Securities, Inc. and Director, Reptron Electronics, Inc.

Samuel Rubinovitz (1,2,3,4,5)
Management Consultant, Director, LTX Corporation, and Director, Kronos Corporation

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Stock Option Committee
(5) Strategic Planning Committee

Richardson
Electronics

Engineered Solutions

40W267 Keslinger Road
P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200
www.rell.com